REXAM

Interim report 2005

on track

for another good year



Contents

investors

Latest News

22 September 2005

Rexam completes US Plastic Packaging acquisition

Rexam, the global consumer packaging group and the world's leading beverage can maker, is pleased to announce that, having received regulatory approval, it has completed the acquisition of Delta Plastics Inc, a US-based plastic packaging business, which was announced on 6 September 2005.

Enquiries

Graham Chipchase, Group Finance Director/ Group Director Plastic Packaging — 020 7227 4100

Andrew Mills, Group Communications Director

Financial Dynamics
Richard Mountain — 020 7269 7291

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Financial highlights

Underlying performance [1]	6 months to 30.6.05	6 months to 30.6.04	Increase
Sales from ongoing operations [2]	**£1,538m**	£1,480m	+4%
Underlying operating profit from ongoing operations [2]	**£194m**	£184m	+5%
Underlying profit before tax [3]	**£143m***	£135m	+6%
Underlying earnings per share	**18.2p**	17.4p	+5%

*Includes £2m positive impact of IAS39 derivative market value changes

Statutory results [4]	6 months to 30.6.05	6 months to 30.6.04
Operating profit	**£167m**	£180m
Profit before tax	**£114m**	£133m
Basic earnings per share	**12.3p**	16.3p
Dividends per share	**7.52p**	7.16p

Notes

1 Underlying performance is before disposals and other exceptional items.

2 Ongoing operations (Consumer Packaging) reflects underlying performance excluding businesses that have been discontinued, disposed or are held for sale in either 2004 or 2005.

3 After total net finance costs, comprising interest and retirement benefit obligations net finance cost. IAS32 has been adopted with effect from 1 January 2005 without the requirement to restate prior periods. Under IAS32 preference dividends are included in net finance costs. For comparison purposes, underlying profit before tax in 2004 has been adjusted to include preference dividends.

4 For statutory results, profits and earnings include disposals and other exceptional items.



"Rexam again delivered improved results which were in line with our expectations. As a Group, we improved margins and the cash flow performance was particularly encouraging. We expect to be able to build on this performance as we look forward to continued progress during the second half of the year."

Lars Emilson
Chief Executive

Interim statement

Rexam had a good first six months of 2005, building on the good growth achieved in 2004. Sales from ongoing operations advanced 4% with underlying profit before tax up by 6% at £143m. Excluding the £2m positive impact of market value changes on derivatives under IAS39, underlying profit before tax improved by £6m to £141m. This was driven in particular by focusing on efficiency and cost savings. Underlying earnings per share rose 5% to 18.2p. Margins held firm and cash flow generation was again positive and substantially ahead of the same period last year.

Foreign exchange did not have as large an impact as last year. The net effect of movements in our two main currencies, the US dollar and the euro, reduced sales and underlying operating profit by £8m and £1m respectively.

On a statutory basis, sales, including the effect of acquisitions, disposed businesses and currency, were up 2%. On this basis, profit before tax (including disposals and other exceptional items) fell by £19m to £114m, primarily due to disposals and other exceptional items. There were pre tax exceptional costs of £29m, mainly arising from the disposal of businesses. The resulting basic earnings per share was 12.3p compared with 16.3p in the previous year.

BEVERAGE CANS

Our global beverage can sales grew by 4%, with underlying operating profit up 8% to £143m and margins increasing slightly. Our continued active management of input costs, principally aluminium, through the use of pass through contracts and hedging has meant that our results have not been materially affected by the higher input cost of raw materials. During the period, we identified opportunities for further efficiency savings across our global can making operations and put in place plans to ensure that we capture their full value.

In the Americas, sales of beverage cans were ahead by 8%, predominantly owing to the pass through of increased aluminium costs. Further contribution came from the 2004 acquisition of the joint venture in Mexico, continued strong growth in non standard beverage cans in the US, as well as improved volumes in South America.

Rexam will establish a new plant in Cuiabá, in the state of Mato Grosso in western central Brazil, to meet increased demand. The region has the fastest growing GDP levels in Brazil and, with a geographically dispersed population of nearly 13m people, the can is regarded as the optimal packaging solution for beverage distribution.

In Europe, our beverage can sales were down slightly but have picked up strongly since April. We benefited from the further advances in the energy drinks sector, where we are the leading supplier, and recently manufactured our ten billionth can for Red Bull. The Gelsenkirchen plant in Germany is now on stream, following its conversion to slim can production, and is helping to satisfy the growing global demand for this category-defining product. European operating profit grew by 5%, benefiting from efficiency savings.

We are encouraged by the progress being made in the preparations for the May 2006 introduction of nationwide collection and clearing systems for one-way packaging in Germany. Drawing on our experience of establishing similar systems in other countries, we remain closely involved with all stakeholders to support the successful re-launch of the beverage can in that market. We remain confident that beverage cans, primarily for beer, will return in numbers to the supermarket shelves.

GLASS

Excluding the impact of the divested UK business, sales in the first six months rose 4%, mainly owing to last year's acquisitions, while underlying operating profit improved by 13% to £17m. The plants acquired during 2004 in the Netherlands and Poland have been integrated according to plan, further cementing our relationship with one of our key customers, Heineken. During the period we moved the headquarters of the business from the UK to Germany, which forms the base of our glass operation.

PLASTIC PACKAGING

Plastic Packaging includes our beauty and pharmaceutical packaging along with our businesses for closures and for food and beverage plastics. Further top line growth in the beauty and pharmaceutical packaging area was offset by a weak performance in our beverage plastics operation as the demand slowed for refillable plastic bottles in our main market, Germany. Although Plastic Packaging grew sales overall by 5% to £284m, underlying operating profit was £34m compared with £36m for the equivalent period last year.

DISPOSALS

In May, we divested our UK glass business to Ardagh Glass for a cash consideration net of costs of £49m. The UK glass market is facing a difficult outlook with new capacity coming on stream and we felt that, as a single site operation and the number three market player, we were not best positioned in this local market. Having considered all options, we decided that divestment was the best course of action. We remain firmly committed to glass, continuing to focus on developing our business in northern continental Europe where we have a solid market position and in the fast growing markets in Eastern Europe. The sale of the business incurred an exceptional loss of £24m, before tax.

Interim statement

CASH FLOW

Our free cash flow improved by £32m to £37m and net borrowings were £1,125m with interest cover at 5.6 times which is well ahead of our target of above 4 times.

DIVIDENDS

The Board has approved an interim dividend of 7.52p per ordinary share, an increase of 5% on last year. The dividend will be paid on 1 November 2005 to holders of ordinary shares registered on 14 October 2005.

CHANGES TO THE BOARD

In July, Graham Chipchase, Group Finance Director since March 2003, was appointed Group Director Plastic Packaging on the retirement from the Board of Yves Dominioni who has led the beauty and pharmaceutical packaging business successfully for ten years. We are pleased to welcome David Robbie as Graham's successor. David, who is 42, joins us from P&O Nedlloyd where he has been Chief Financial Officer and a member of the Board since 2004. His previous positions include Chief Financial Officer of CMG, where he was instrumental in delivering the merger of Logica and CMG, and Vice President Finance at Invensys.

OUTLOOK

Rexam remains committed to its strategy of building on its leadership positions in the global consumer packaging market by supplementing organic growth with acquisitions.

The second half of 2005 has started positively. We are on track to deliver our usual level of efficiencies and to offset cost inflation through volume and mix improvements, along with some price increases. We therefore remain confident that we are well positioned for further progress in 2005.

Operating and financial review

2005 PERFORMANCE

This is the first time Rexam has reported in accordance with International Financial Reporting Standards (IFRS). The impact of the transition from UK GAAP to IFRS was published in April 2005 and is shown in notes 7 to 12 of these interim consolidated financial statements, setting out the results for the six month period to 30 June 2004, the full year to 31 December 2004 and including a balance sheet restatement as at 1 January 2005 incorporating IAS32 and IAS39. The basis of preparation of the interim consolidated financial statements is set out on page 13.

The summary Group income statements for the six months to 30 June 2005 and to 30 June 2004 under IFRS are set out below.

6 months to 30 June 2005:

	Underlying business performance* £m	Disposals and other exceptional items £m	Total £m
Sales	**1,564**	**-**	**1,564**
Operating profit	**191**	**(24)**	**167**
Share of associates profit after tax	**1**	**-**	**1**
Total net finance costs	**(49)**	**(5)**	**(54)**
Profit/(loss) before tax	**143**	**(29)**	**114**
Profit/(loss) after tax	**100**	**(32)**	**68**
Basic earnings per share (p)			**12.3**
Underlying earnings per share (p)	**18.2**		
Proposed dividend per ordinary share (p)			**7.52**

6 months to 30 June 2004:

	Underlying business performance* £m	Disposals and other exceptional items £m	Total £m
Sales	1,532	-	1,532
Operating profit	184	(4)	180
Share of associates profit after tax	2	-	2
Total net finance costs	(48)	(1)	(49)
Preference dividends**	(3)	-	(3)
Profit/(loss) before tax**	135	(5)	130
Profit/(loss) after tax**	96	(6)	90
Basic earnings per share (p)			16.3
Underlying earnings per share (p)	17.4		
Dividend per ordinary share (p)			7.16

* Underlying business performance is the primary performance measure used by management, who believe that exclusion of disposals and other exceptional items aids comparison of underlying performance. Disposals and other exceptional items include the profit/loss on disposal of businesses and fixed assets, recognition of deferred tax assets on prior year acquisitions and exchange gains and losses arising on inter company funding. Underlying business performance in 2005 includes a net gain of £2m arising in the current period on market value changes on derivatives under IAS39.

** IAS32 has been adopted with effect from 1 January 2005 without the requirement to restate prior periods. Under IAS32 preference dividends are included in net finance costs. For comparison purposes, underlying business performance in 2004 has been adjusted to include preference dividends.

The discussion of the results set out in the sections of this review of 2005 Performance, Sector Performance, Total Net Finance Costs and Tax is based on the first column of the above tables, "Underlying business performance". It is felt that by adjusting for disposals and other exceptional items, the underlying figures provide a better indication of the Group's performance. The disposals and other exceptional items are considered separately to provide the full understanding of the statutory results.

A summary of underlying business performance is set out below.

	6 months to 30.6.05 £m	6 months to 30.6.04 £m	Increase %
Ongoing operations	**1,538**	1,480	+4
Disposed businesses	**26**	52	
Sales	**1,564**	1,532	
Ongoing operations	**194**	184	+5
Disposed businesses	**(3)**	-	
Underlying operating profit	**191**	184	+4
Share of associates profit after tax	**1**	2	
Total net finance costs*	**(49)**	(51)**	
Underlying profit before tax	**143**	135	+6
Underlying profit after tax	**100**	96	+4
Underlying earnings per share (p)	**18.2**	17.4	+5

* Includes interest and retirement benefit obligations net finance cost.

** As noted above, 2004 has been adjusted to include preference dividends.

Sales and underlying operating profit benefited from acquisitions in Beverage Cans, Glass and Pharmaceutical Packaging, completed in 2004. The impact of currency translation was not significant in the first half year. The continuing focus on cost and efficiency savings has ensured that underlying operating profit improved or was maintained despite the challenging pricing environment faced by some of our businesses. The exception was Plastic Containers where further restructuring costs were incurred and the refillable plastic bottle business faced a decline in volumes and lower prices. Excluding the £2m positive impact of IAS39 derivative market value changes arising in 2005, underlying profit before tax improved by £6m to £141m.

Operating and financial review

The following tables, showing sales and underlying operating profit, compare on a consistent basis the ongoing Consumer Packaging segments. This basis excludes disposals and discontinued businesses (described as "Disposed businesses") but includes prior year acquisitions as if acquired on 1 January 2004, by adding their pre-acquisition results (described as "Acquisitions 2004"). It also highlights currency fluctuations arising on translation. Organic change is the year on year change arising on businesses owned since the beginning of 2005.

Analysis of sales movement

		Consumer Packaging			
	Total £m	Beverage Cans £m	Glass £m	Beauty & Pharma £m	Plastic Containers £m
Sales reported 6 months to 30.6.04	1,532				
Disposed businesses 2004 and 2005	(52)				
Consumer Packaging 6 months to 30.6.04 reported in 2005	1,480	1,022	187	196	75
Acquisitions 2004	28	19	4	5	-
Currency fluctuations	(8)	(13)	6	(2)	1
Consumer Packaging 6 months to 30.6.04 pro forma basis	**1,500**	**1,028**	**197**	**199**	**76**
Organic sales change	38	31	(2)	8	1
Consumer Packaging reported 6 months to 30.6.05	**1,538**	**1,059**	**195**	**207**	**77**
Disposed businesses 2005	26				
Sales reported 6 months to 30.6.05	1,564				

Organic sales growth, which excludes the impact of acquisitions, disposals and the effects of currency translation, was £38m, an increase of 2.5%. A substantial part of this growth, £28m (1.9%), represents the recovery of aluminium price increases in the Beverage Cans, while the remainder is a combination of favourable mix and volume changes.

Analysis of underlying operating profit movement

		Consumer Packaging			
	Total £m	Beverage Cans £m	Glass £m	Beauty & Pharma £m	Plastic Containers £m
Underlying operating profit 6 months to 30.6.04	184				
Disposed businesses 2004 and 2005	-				
Consumer Packaging 6 months to 30.6.04 reported in 2005	184	133	15	27	9
Acquisitions 2004	4	2	-	2	-
Currency fluctuations	(1)	(2)	1	-	-
Consumer Packaging 6 months to 30.6.04 pro forma basis	**187**	**133**	**16**	**29**	**9**
Operating profit change	7	10	1	-	(4)
Consumer Packaging reported 6 months to 30.6.05	**194**	**143**	**17**	**29**	**5**
Disposed businesses 2005	(3)				
Underlying operating profit reported 6 months to 30.6.05	191				

Analysis of the improvement in operating profit

		Consumer Packaging			
	Total £m	Beverage Cans £m	Glass £m	Beauty & Pharma £m	Plastic Containers £m
Price changes	8	8	1	2	(3)
Cost changes	(19)	(14)	(1)	(2)	(2)
Price and cost changes	(11)	(6)	-	-	(5)
Volume/mix changes	3	6	(1)	(2)	-
Efficiency and other savings	15	10	2	2	1
	7	10	1	-	(4)

The growth in underlying operating profit, after taking into account acquisitions, disposals and currency movements, was £7m (4%). This was mainly attributable to efficiency savings. The principal volume reductions were in parts of the Beauty Packaging business in the Far East and in the harvest related food products business in Glass.

Aluminium is the largest raw material cost incurred by the Group. In the US, Rexam's major customers agree the cost of aluminium in advance with their suppliers and therefore the Group is largely unaffected by changes in the cost of this commodity. In Europe, both aluminium and the associated US dollar/euro currency requirements are hedged, such that input costs are fixed in euros, the principal transaction currency in Europe. The European beverage can business expenditure on steel is largely covered by long term contracts.

For expenditure on resins, by the Plastic Packaging businesses, a large number of sales contracts enable any resin price changes to be passed on to customers, although there may be a short time lag before they are implemented. The Group has also been able to obtain price increases at regular intervals to compensate for increases in energy, principally affecting the Glass business, and other costs.

EXCHANGE RATES

The principal exchange rates used in the preparation of the interim consolidated financial statements are set out on page 14.

Income statement

The principal currencies that impact Rexam's results are the US dollar, which weakened against sterling compared with the same period last year, and the euro, which was slightly stronger. The net effect of currency translation caused sales and underlying operating profit to be reduced by £8m and £1m respectively, compared with the previous year. The movement in exchange rates had the following impact on the translation into sterling for sales, underlying operating profit and profit before tax reported in the first half of 2004:

Operating and financial review

	Sales £m	Underlying operating profit £m	Underlying profit before tax £m
US dollar	(22)	(3)	(2)
Euro	6	1	1
Other currencies	8	1	1
	(8)	(1)	-

The effect of purchasing aluminium, which is priced in US dollars, for products sold in Europe, was minimal as most of the exposure was hedged.

Balance sheet

Most of the Group's borrowings are denominated in US dollars and euros. Currency movements in the period reduced net borrowings by £35m, almost entirely due to the strength of the US dollar offset by the weakness of the euro, when compared with the exchange rates ruling at 31 December 2004. Changes in exchange rates also reduced net equity by £27m, as shown in the consolidated statement of changes in equity.

SECTOR PERFORMANCE

Segment analysis

All the disposals, businesses for sale and discontinued operations are grouped together under "Disposed businesses".

	Sales £m	Underlying operating profit £m	Underlying return on sales %	Operating profit £m
6 months to 30.6.05:				
Beverage Cans	**1,059**	**143**	**13.5**	**143**
Glass	**195**	**17**	**8.7**	**17**
Beauty and Pharma	**207**	**29**	**14.0**	**29**
Plastic Containers	**77**	**5**	**6.5**	**5**
Consumer Packaging	**1,538**	**194**	**12.6**	**194**
Disposed businesses	**26**	**(3)**	**(11.5)**	**(27)**
	1,564	**191**	**12.2**	**167**
6 months to 30.6.04:				
Beverage Cans	1,022	133	13.0	135
Glass	187	15	8.0	14
Beauty and Pharma	196	27	13.8	25
Plastic Containers	75	9	12.0	9
Consumer Packaging	1,480	184	12.4	183
Disposed businesses	52	-	-	(3)
	1,532	184	12.0	180

The improvement in margins for Consumer Packaging to 12.6% in the first six months of 2005 represents a solid performance by the Group.

Beverage Cans

	6 months to 30.6.05	6 months to 30.6.04
Sales (£m)	**1,059**	1,022
Underlying operating profit (£m)	**143**	133
Return on sales (%)	**13.5**	13.0

Beverage Cans had a strong first half year, with reported sales and underlying operating profit up by 4% and 8% respectively compared with the same period last year. Reflected in the sales improvement is £28m due to the pass through to customers of increased aluminium costs.

The North American business benefited from the acquisition, in October 2004, of the remaining 50% of the joint venture in Mexico, which increased sales by £19m and operating profit by £2m. Overall, North American can volumes are slightly below last year with the decline in standard can size volumes offset by growth in new can sizes. In the US market, the change in mix together with strict cost control compensated for the softness in volumes.

In South America, the improved economic conditions, allied to beverage can gains in share of the packaging mix, contributed to a successful first half year for beverage can operations there, with can volumes up by 7%. The impact on costs of the weakening of the US dollar against local currencies tempered the improvement in profit on these higher sales. To take advantage of regional growth opportunities in Brazil, the construction of a new beverage can plant in Cuiabá, costing £7m, has been approved. The project will utilize equipment mothballed on the closure of the Jacarei facility in 2004.

In the Europe and Asia operations, overall sales volumes were 1% lower than the previous year. There were areas of strong growth, especially in Eastern Europe, and sales of slim cans, particularly to Red Bull, remained strong. The business is beginning to benefit from the conversion of the previously mothballed Gelsenkirchen plant to slim can production. These gains offset lower volumes in the UK, Scandinavia and Germany. Despite the softness in volumes, the European and Asian businesses improved their profitability primarily as a result of efficiency savings arising out of the restructuring conducted in 2004.

The European Beverage Can operation is converting more capacity to aluminium away from steel in response to customer demands. It is anticipated that further investment will be necessary to prepare for the recovery in the German market as the new deposit legislation comes into effect in mid 2006.

Operating and financial review

Glass

	6 months to 30.6.05	6 months to 30.6.04
Sales (£m)	**195**	187
Underlying operating profit (£m)	**17**	15
Return on sales (%)	**8.7**	8.0

The increase in sales was due to the impact of the acquisitions in the Netherlands and Poland completed in 2004 and the effect of currency translation. Sales prices have shown a modest improvement compared with the equivalent period last year. Volumes have been somewhat lower in the food market, where sales are dependent on the timing of harvests. Overall, the return on sales has improved slightly with savings realised from restructuring in 2004 covering cost increases. These figures exclude the results of the UK Glass business, which was sold for £49m, net of costs, in May 2005.

Beauty and Pharma

	6 months to 30.6.05	6 months to 30.6.04
Sales (£m)	**207**	196
Underlying operating profit (£m)	**29**	27
Return on sales (%)	**14.0**	13.8

The Beauty and Pharmaceutical packaging operation delivered a robust performance, with organic sales growth up by 4%, despite the higher cost of outsourced components in the Far East businesses. The results of the Pharmaceutical Packaging businesses, increasing both sales and margins, and the US Closures business were particularly pleasing. The Dispensing Systems business produced another solid performance, despite operating in difficult market conditions.

Plastic Containers

	6 months to 30.6.05	6 months to 30.6.04
Sales (£m)	**77**	75
Underlying operating profit (£m)	**5**	9
Return on sales (%)	**6.5**	12.0

Sales were up by 3% compared with the corresponding period last year, principally reflecting improvements in the Plastic Containers food businesses and the favourable impact of exchange translation. These benefits were offset by price and dramatic volume reductions in Germany in the refillable plastic bottle business, as fillers assessed the impact of the reform of the deposit legislation. This, along with further restructuring costs, principally relating to a Plastic Containers food plant in Sweden, accounted for most of the fall in underlying operating profit.

TOTAL NET FINANCE COSTS

Underlying total net finance costs comprise:

	6 months to 30.6.05 £m	6 months to 30.6.04 £m	Year to 31.12.04 £m
Interest excluding preference dividends	**34**	32	65
Preference dividends	**3**	-	-
Derivative market value gains	**(2)**	-	-
Retirement benefit obligations net finance cost	**14**	16	32
Total net finance costs as reported	**49**	48	97
Preference dividends*		3	5
Total net finance costs including preference dividends		51	102

* IAS32 has been adopted with effect from 1 January 2005 without the requirement to restate prior periods. Under IAS32 the convertible preference shares are allocated between their liability and equity components and the dividends thereon included in net finance costs.

Interest

In total, adjusting for derivative market value gains and preference dividends, net finance costs remained unchanged compared with the corresponding prior period. The average interest rate during the period was 5.7% compared with 5.1% in the corresponding period last year. Interest, excluding preference dividends, was higher primarily due to banks exercising options to cancel fixed to float interest rate swaps relating to the euro 550m medium term note and replacing them with swaps at current rates.

Interest cover was slightly below 6 times underlying operating profit, which is in keeping with the Group's long term parameter to maintain interest cover comfortably above 4 times. Interest cover is based on underlying operating profit and net finance costs excluding the charges in respect of retirement benefit obligations and preference dividends.

Derivative market value changes

The value of the financial derivatives directly relates to changes in interest rates, foreign exchange rates and commodity prices. In addition, their value will change as the transactions to which they relate mature, as new derivatives are transacted and due to the passage of time. The market value changes, included in net finance costs, for the six months to 30 June 2005 were a gain of £2m.

RETIREMENT BENEFIT OBLIGATIONS

The analysis of the retirement benefit obligations net finance cost is as follows:

	6 months to 30.6.05 £m	6 months to 30.6.04 £m	Year to 31.12.04 £m
Defined benefit pension schemes:			
Expected return on scheme assets	**62**	59	119
Interest on scheme liabilities	**(68)**	(67)	(135)
	(6)	(8)	(16)
Retiree medical interest on liabilities	**(8)**	(8)	(16)
	(14)	(16)	(32)

Changes to the actuarial value of retirement benefits at the balance sheet date are shown in the statement of total recognised income and expense. These changes reduced equity by £60m in the six months to 30 June 2005, as follows:

	£m
Defined benefit schemes:	
Scheme assets - returns higher than expected	**57**
Scheme liabilities - principally lower discount rates	**(136)**
	(79)
Retiree medical - lower discount rates	**(9)**
Actuarial changes before tax	**(88)**
Tax	**28**
Actuarial changes after tax	**(60)**

The total cash payments in respect of retirement benefit obligations were as follows:

	6 months to 30.6.05 £m	6 months to 30.6.04 £m	Year to 31.12.04 £m
Defined benefit pension schemes	**11**	12	23
Other pension schemes	**1**	2	4
Retiree medical	**9**	11	20
	21	25	47

It is now expected, following the disposal of the UK Glass business, that cash contributions for the full year to defined benefit pension schemes will be similar to 2004 and that they will then rise by around £10m in 2006. A full actuarial valuation of the UK Pension Plan will be carried out as at 6 April 2005. This will then be used as a basis for determining the level of future UK contributions. The principal assumptions in respect of retirement benefit obligations are set out on page 27.

TAX

The tax charge for the six months to 30 June 2005 was £43m (30%) on profit before disposals and other exceptional items (2004: £39m (28%)).

Tax payments in the first half of the year were £27m (63% of the income statement tax charge before disposals and other exceptional items) compared with £35m (90%) for the equivalent period last year. A number of territories make payments on account based on prior year assessments; these payments were higher in 2004 than in the current year. It is anticipated that the full year 2005 tax payments as a percentage of the income statement charge will be at a similar level to that at June 2005. However, it is expected that the cash tax paid in future years will rise to between 70% and 80% of the income statement tax charge as tax losses are exhausted.

EARNINGS PER SHARE

Underlying earnings per share, before disposals and other exceptional items, increased from 17.4p to 18.2p, an increase of 5%. This increase in underlying earnings per share was achieved despite an increase in the tax rate and a higher average number of shares in issue. The increase in underlying earnings per share excluding derivative market value changes arising in 2005 was 2%.

The basic earnings per share for the six months to 30 June 2005 was 12.3p per share (2004: 16.3p). This includes the exceptional profits and losses arising from the sale of businesses, the recognition of deferred tax assets on prior year acquisitions and exchange gains and losses on inter company funding.

	6 months to 30.6.05 Pence	6 months to 30.6.04 Pence	Year to 31.12.04 Pence
Underlying earnings per share	**18.2**	17.4	37.5
Basic earnings per share	**12.3**	16.3	36.8
Average number of shares (millions)	**551**	545	547

DISPOSALS AND OTHER EXCEPTIONAL ITEMS

The disposals and other exceptional items arising in the first half of 2005 were as follows:

	£m
Loss on disposal of businesses	**(24)**
Profit on disposal of land	**3**
Recognition of deferred tax assets on prior year acquisitions	**(3)**
Total included in operating profit	**(24)**
Loss arising on inter company funding included in net finance costs	**(5)**
Total disposals and other exceptional items before tax	**(29)**
Tax	**(3)**
Total disposals and other exceptional items after tax	**(32)**

The loss on the disposal of businesses relates to the sale of the UK glass business. The UK glass market is an over supplied market and is facing the additional challenge of new capacity being introduced. In these circumstances it was felt that, as Rexam was a single site operation and the number three player, divestment was the best option.

The following accounting adjustments, arising out of the adoption of IFRS have been reported as exceptional items due to their size and transitory nature. The recognition of deferred tax assets on

Operating and financial review

prior year acquisitions relates to the utilisation of tax losses on acquired businesses that were not required to be recorded, based on the prevailing assumptions as to future utilisation, at the acquisition date. Under IFRS, the subsequent recognition gives rise to a reduction in goodwill and a corresponding charge to the income statement. The exchange loss on inter company funding arises on loans between Group companies where the denominated currency of the loan is different to the functional currency of the reporting entity. It is expected that the accounting guidance may be changed in the future such that exchange differences relating to inter company funding will be charged directly to shareholders' equity.

DIVIDEND AND DIVIDEND POLICY

The Board has approved an interim dividend of 7.52p per ordinary share an improvement of 5% over the 7.16p per ordinary share for the equivalent period last year. This is in line with Rexam's ongoing policy to increase the dividend payout by about 5% per annum, on the assumption that the financial resources are available and that earnings growth continues as expected. In accordance with IFRS, this dividend will be reported *in the consolidated statement of changes in equity in the second* half of 2005 when it is paid.

CASH FLOW

Free cash flow for the six months to 30 June 2005 was an inflow of £37m compared with £5m in the equivalent period in 2004. This is largely due to an improvement in working capital and lower tax payments.

	6 months to 30.6.05 £m	6 months to 30.6.04 £m	Year to 31.12.04 £m
Cash flow from operating activities before change in working capital	**264**	249	529
Change in working capital	**(90)**	(100)	(11)
Cash flow from operating activities	**174**	149	518
Capital expenditure (net)	**(78)**	(78)	(166)
Net finance costs, preference dividends and tax	**(59)**	(66)	(118)
Free cash flow	**37**	5	234
Equity dividends	**(56)**	(52)	(92)
Business cash flow	**(19)**	(47)	142
Acquisitions*	**(1)**	(82)	(100)
Disposals**	**49**	15	13
Cash flow including borrowings acquired and disposed	**29**	(114)	55
Exchange differences	**35**	60	48
All other changes	**(24)**	5	6
Adoption of IAS32 and IAS39***	**(97)**	-	-
Net borrowings at the beginning of the year	**(1,068)**	(1,177)	(1,177)
Net borrowings at the end of the period	**(1,125)**	(1,226)	(1,068)

* Includes net borrowings acquired of £nil (6 months to 30.6.04: £40m, year to 31.12.04: £45m).

** Includes net borrowings disposed of £43m (6 months to 30.6.04: £3m, year to 31.12.04: £3m).

*** Includes the liability element of convertible preference shares, interest accruals, fair value adjustments to medium term notes and financial derivatives other than the principal amounts of cross currency swaps.

Capital expenditure

Capital expenditure was £82m, just below depreciation and amortisation. *It is anticipated that capital expenditure in the full* year 2005 will be at a higher rate compared with depreciation and amortisation, depending on the timing of projects. This reflects continued restraint in response to the need to balance capacity with demand in a number of business areas, whilst taking advantage of growth opportunities as they arise.

	6 months to 30.6.05	*6 months to* 30.6.04	*Year to* 31.12.04
Capital expenditure (gross) (£m)	**82**	81	174
Depreciation and amortisation (£m)	**87**	87	178
Ratio (times)	**0.94**	0.93	0.98

Disposals

The business disposal was the UK glass business for £49m, *including borrowings disposed and costs.*

ABRIDGED BALANCE SHEET

	As at 30.6.05 £m	*As at* 30.6.04 £m	*As at* 1.1.05 £m
Goodwill and other intangible assets	**1,285**	1,277	1,292
Retirement benefits net of tax	**(611)**	(444)	(538)
Other net assets	**1,225**	1,294	1,237
	1,899	2,127	1,991
Shareholders' equity	**774**	900	826
Minority interests	-	1	-
Net borrowings*	**1,125**	1,226	1,165
	1,899	2,127	1,991
Return on invested capital (%) **	**14**	14	15
Interest cover (times) ***	**5.6**	5.8	6.0
Gearing (%) ****	**145**		141

* Net borrowings comprise borrowings, the liability element of convertible preference shares, cash and cash equivalents and certain derivative financial instruments.

** Underlying operating profit plus share of associates profit after tax divided by the average of opening and closing of each of net borrowings, shareholders' equity and minority interests after adding back retirement benefit obligations (net of deferred tax) and goodwill previously written off against equity under UK GAAP. Underlying operating profit and share of associates profit after tax are annualised by doubling the results for the six month periods.

*** Based on underlying operating profit and net finance costs excluding retirement benefits net finance cost, derivative market value changes and preference dividends.

**** Based on net borrowings divided by shareholders' equity. The balance sheet at 30.6.04 has not been restated for the adoption of IAS32 and IAS39, accordingly the gearing would not be comparable and has not been calculated.

Operating and financial review

The reporting of borrowings under IFRS includes the liability element of convertible preference shares, interest accruals and certain financial derivatives. These changes are illustrated below:

	As at 30.6.05 £m	As at 30.6.04 £m	As at 1.1.05 £m
Net borrowings	**1,202**	1,305	1,291
Derivative financial instruments	**(77)**	(79)	(126)
Net borrowings as reported	**1,125**	1,226	1,165
Liability element of convertible preference shares			(70)
Derivative financial instruments and other IFRS adjustments			(26)
As reported under UK GAAP at 31 December 2004			1,069

Derivative financial instruments comprise instruments relating to net borrowings (eg cross currency and interest rate swaps) and those related to other business transactions (eg forward commodity and forward foreign exchange deals). All these instruments are required, with effect from 1 January 2005, under IAS32 and IAS39 to be reflected on the balance sheet, as illustrated below:

	As at 30.6.05 £m	As at 1.1.05 £m
Cross currency swaps, including accrued interest	**87**	123
Interest rate swaps	**(10)**	3
Derivative financial instruments included in net borrowings	**77**	126
Other derivative financial instruments	**2**	9
Total derivative financial instruments	**79**	135

SUMMARY

Rexam again delivered improved results which were in line with our expectations. As a Group, we improved margins and the cash flow performance was particularly encouraging. We expect to be able to build on this performance as we look forward to continued progress during the second half of the year.

Lars Emilson
Chief Executive

Graham Chipchase
Group Finance Director

25 August 2005

Basis of preparation of the interim consolidated financial statements

The financial information set out on pages 14 to 45 comprises the interim consolidated financial statements of Rexam PLC for the six months to 30 June 2005 prepared in accordance with the accounting policies set out on pages 14 to 18.

From 1 January 2005, Rexam PLC is required to prepare consolidated financial statements in accordance with accounting standards adopted for use in the European Union (EU). Rexam PLC previously prepared consolidated financial statements in accordance with UK GAAP until 31 December 2004. The adjustments required to restate previously reported UK GAAP comparative financial information onto an International Financial Reporting Standards (IFRS) basis are set out in notes 7 to 12 of the interim consolidated financial statements.

At this interim stage, the full impact of reporting under IFRS as it will be applied and reported in Rexam's first IFRS financial statements for the year to 31 December 2005 may be subject to change for the following reasons:

(a) As permitted, Rexam has adopted in these interim consolidated financial statements the amendment to IAS19 "Employee Benefits" published in December 2004. This accounting standard has not yet been formally endorsed by the EU, but is expected to be so by the end of 2005.

(b) Standards currently in issue and adopted by the EU are subject to interpretation issued from time to time by the International Financial Reporting Interpretations Committee (IFRIC).

(c) Further standards may be issued by the International Accounting Standards Board that will be adopted by the EU for financial years beginning on or after 1 January 2005.

(d) Practice is continuing to evolve. There is not yet an overall body of established IFRS practice to draw on in forming opinions regarding interpretation and application.

The rules for first time adoption of IFRS are set out in IFRS1, "First-time Adoption of International Financial Reporting Standards". IFRS1 requires the use of the same accounting policies in the IFRS transition balance sheet and for all periods presented thereafter. The accounting policies must comply with all IFRS effective at the reporting date for the first financial reporting under IFRS.

IFRS1 permits companies adopting IFRS for the first time to take certain exemptions from the full requirements of IFRS in the transition period. These interim financial statements have been prepared on the basis of taking the following exemptions.

(a) Business combinations prior to 1 January 2004 have not been restated to comply with IFRS3 "Business Combinations".

(b) All cumulative actuarial gains and losses with respect to employee benefits have been recognised in shareholders' equity at 1 January 2004.

(c) Cumulative translation differences on foreign operations are deemed to be zero at 1 January 2004. Any gains and losses recognised in the consolidated income statement on subsequent disposal of foreign operations will therefore exclude translation differences arising prior to the transition date.

(d) IAS32 "Financial Instruments: Disclosure and Presentation" and IAS39 "Financial Instruments: Recognition and Measurement" have been adopted from 1 January 2005, with no restatement of comparative information.

The tax charge on underlying business performance is calculated by reference to the estimated effective tax rate for the full year 2005. Tax on disposals and other exceptional items is based on the expected tax impact of each item.

The financial information does not comprise statutory accounts within the meaning of Section 240 of the Companies Act 1985.

The preparation of financial statements in conformity with generally accepted accounting principles requires the Directors to make judgements and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported income and expense during the reporting periods. Although these judgements and assumptions are based on the Directors' best knowledge of the amount, events or actions, actual results may differ from those estimates.

Principal accounting policies

The accounting policies set out below have been used in preparation of the interim consolidated financial statements. They include accounting policies for financial instruments applied both before and after the adoption of IAS32 and IAS39 on 1 January 2005.

Basis of consolidation

The interim consolidated financial statements comprise Rexam PLC and all its subsidiaries, together with the Group's share of the results of its associates and joint ventures. The financial statements of subsidiaries, associates and joint ventures are prepared as of the same reporting date using consistent accounting policies. Intercompany balances and transactions, including any unrealised profits arising from intercompany transactions, are eliminated in full.

Subsidiaries are entities where the Group has the power to govern the financial and operating policies, generally accompanied by a share of more than 50% of the voting rights. Subsidiaries are consolidated from the date on which control is transferred to the Group and are included until the date on which the Group ceases to control them. Associates and joint ventures are entities over which the Group has significant influence but not control, generally accompanied by a share of between 20% and 50% of the voting rights. Investments in associates and joint ventures are accounted for using the equity method. If the Group's share of losses in an associate or joint venture equals or exceeds its investment in the associate or joint venture, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate or joint venture.

All business combinations are accounted for by applying the purchase method. The cost of a business combination is measured as the aggregate of the fair values, at the acquisition date, of the assets given, liabilities incurred or assumed, and equity instruments issued by the Group, together with any costs directly attributable to the combination. The identifiable assets, liabilities and contingent liabilities of the acquiree are measured initially at fair value at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of the business combination over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities is recognised as goodwill.

Currency translation

The financial statements for each of the Group's subsidiaries, associates and joint ventures are prepared using their functional currency. The functional currency is the currency of the primary economic environment in which an entity operates. The presentation currency of the Group and functional currency of Rexam PLC is sterling.

Foreign currency transactions are translated into the functional currency using exchange rates prevailing at the dates of the transactions. Exchange differences resulting from the settlement of such transactions and from the translation at exchange rates ruling at the balance sheet date of monetary assets and liabilities denominated in currencies other than the functional currency are recognised in the consolidated income statement.

The balance sheets of foreign operations are translated into sterling using the exchange rate at the balance sheet date and the income statements are translated into sterling using the average exchange rate for the period. Where this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, the exchange rate on the transaction date is used. Exchange differences arising from 1 January 2004 are recognised as a separate component of shareholders' equity. On disposal of a foreign operation any cumulative exchange differences held in shareholders' equity are transferred to the consolidated income statement.

The principal exchange rates against sterling used in these interim consolidated financial statements are as follows:

	6 months to 30.6.05	6 months to 30.6.04	Year to 31.12.04
Average:			
US dollar	**1.88**	1.82	1.83
Euro	**1.46**	1.48	1.47
Closing:			
US dollar	**1.82**	1.83	1.93
Euro	**1.50**	1.50	1.42

Revenue recognition

Revenue from the sale of goods is measured at the fair value of the consideration, net of rebates and trade discounts. Revenue from the sale of goods is recognised when the Group has transferred the significant risks and rewards of ownership of the goods to the buyer, when the amount of revenue can be measured reliably and when it is probable that the economic benefits associated with the transaction will flow to the Group.

Royalty income is recognised on an accruals basis in accordance with the substance of the relevant royalty agreements. Dividend income is recognised when the right to receive payment is established.

Principal accounting policies

Retirement benefit obligations

The Group operates defined benefit pension plans and defined contribution pension plans.

A defined benefit pension plan is one that specifies the amount of pension benefit that an employee will receive on retirement. The Group operates both funded defined benefit pension plans, where actuarially determined payments are made to trustee administered funds, and unfunded defined benefit pension plans, where no such payments are made. The liability recognised on the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation less the fair value of scheme assets at the balance sheet date. The defined benefit obligation is calculated, at least triennially, by independent actuaries using the projected unit credit method and is determined by discounting the estimated future cash outflows using interest rates of high quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension liability. The current service cost and gains and losses on settlements and curtailments are included in operating expenses in the consolidated income statement. Past service costs are similarly included where the benefits have vested, otherwise they are amortised on a straight line basis over the vesting period. The expected return on assets of funded defined benefits pension plans, less administration expenses of pension plans, and the interest on pension plan liabilities comprise the pension element of the net finance cost in the consolidated income statement. Differences between the actual and expected return on assets, experience gains and losses and changes in actuarial assumptions are included directly in the consolidated statement of recognised income and expense.

A defined contribution plan is one under which fixed contributions are paid to a third party. The Group has no further payment obligations once these contributions have been paid. The contributions are recognised in the consolidated income statement when they are due. Prepaid contributions are recognised in the consolidated balance sheet as an asset to the extent that a cash refund or a reduction in the future payments is likely.

The Group also provides post retirement healthcare benefits (retiree medical) to certain of its US based retirees. The entitlement to these benefits is usually conditional on an employee remaining in service up to retirement age and the completion of a minimum service period. The consolidated income statement and consolidated balance sheet treatment with respect to retiree medical is similar to that for defined benefit pension plans. These obligations are valued by independent actuaries, usually on an annual basis.

Share based payments

The Group operates various equity settled and cash settled share option schemes. For equity settled share options, the services received from employees are measured by reference to the fair value of the share options. The fair value is calculated at grant date and recognised in the consolidated income statement, together with a corresponding increase in shareholders' equity, on a straight line basis over the vesting period, based on an estimate of the number of options that will eventually vest. Vesting conditions, other than market conditions, are not taken into account when estimating the fair value. For cash settled share options, the services received from employees are measured at the fair value of the liability and recognised in the consolidated income statement on a straight line basis over the vesting period. The fair value of the liability is re-measured at each reporting date and at the date of settlement with changes in fair value recognised in the consolidated income statement. IFRS2 "Share-based Payment" has been applied to equity settled share options granted after 7 November 2002 and to all cash settled share options. The Rexam Employee Share Trust holds ordinary shares in Rexam PLC which are presented in the consolidated financial statements as a deduction from shareholders' equity.

Interest

Interest is recognised in the consolidated income statement on an accruals basis using the effective interest method, except where it relates to payments made over an extended period of development of large capital projects. Such interest is added to the cost of property, plant and equipment and depreciated over the expected lives of those projects. An appropriate proportion of financing fees to be written off in future accounting periods is set against borrowings. Interest includes exchange differences arising on cash or borrowings, including any hedges in respect of such cash or borrowings, that do not hedge any other assets or liabilities and which are denominated in currency which is not the functional currency of an operation.

Segment reporting

The Group's primary reporting format is business segments and its secondary format is geographical segments. A business segment is a component of the Group that is engaged in providing a group of related products and is subject to risks and returns that are different from those of other business segments. A geographical segment is a component of the Group that operates within a particular economic environment and that is subject to risks and returns that are different from those of components operating in other economic environments.

Principal accounting policies

Disposals and other exceptional items
Items which are material by size and/or by nature and are non recurring are presented as disposals and other exceptional items within their relevant consolidated income statement category. Items that management consider fall into this category are presented separately in the consolidated income statement under the column "Disposals and other exceptional items". The separate reporting of disposals and other exceptional items helps provide a better indication of the Group's underlying business performance. Events which may give rise to disposals and other exceptional items include gains or losses on the disposal of businesses, the restructuring of businesses, the integration of new businesses, asset impairments, the recognition of deferred assets on prior year business combinations and exchange gains and losses on inter-company funding.

Goodwill
Acquired goodwill represents the excess of the cost of a business combination over the Group's interest in the fair value of the identifiable assets, liabilities and contingent liabilities of the acquiree at the date of acquisition. Goodwill is tested at least annually for impairment and carried at cost less accumulated impairment losses. At the date of acquisition, goodwill is allocated to cash generating units for the purpose of impairment testing. Goodwill arising on business combinations on or before 31 December 1997 has been deducted from shareholders' equity. Gains and losses on the disposal of a business include the carrying amount of goodwill relating to the business sold except for the goodwill deducted from shareholders' equity. Goodwill arising on the acquisition of subsidiaries is presented in goodwill and goodwill arising on the acquisition of associates and joint ventures is presented in investments in associates and joint ventures. Internally generated goodwill is not recognised as an asset.

Other intangible assets
Other intangible assets are carried at cost less accumulated amortisation and accumulated impairment losses. Amortisation begins when an asset is available for use and is calculated on a straight line basis to allocate the cost of assets over their estimated useful lives as follows:

Acquired computer software	2 to 3 years
Acquired patents, licences and customer contracts	Up to 20 years
Computer software development	Up to 7 years
Development projects	Up to 5 years

The cost of intangible assets acquired in a business combination is the fair value at acquisition date. The cost of separately acquired intangible assets, including computer software, comprises the purchase price and any directly attributable costs of preparing the asset for use. Computer software development costs that are directly associated with the implementation of major business systems are capitalised as intangible assets.

Expenditure on research is recognised as an expense in the consolidated income statement as incurred. Expenditure incurred on development projects is capitalised as an intangible asset if it is probable that the expenditure will generate future economic benefits and can be measured reliably.

Property, plant and equipment
Property, plant and equipment is carried at cost less accumulated depreciation and accumulated impairment losses. Cost comprises purchase price and directly attributable costs.

Freehold land and assets under construction are not depreciated. For all other property, plant and equipment, depreciation is calculated on a straight line basis to allocate cost less residual values of the assets over their estimated useful lives as follows:

Freehold buildings	Up to 50 years
Leasehold buildings	Shorter of 50 years or lease term
Manufacturing machinery	7 to 17 years
Furnaces in glassworks	8 to 12 years
Computer hardware	Up to 8 years
Fixtures and fittings	5 to 10 years
Vehicles	4 to 10 years

Residual values and useful lives are reviewed at least at each financial year end.

Impairment of assets
At each reporting date, the Group assesses whether there is any indication that an asset may be impaired. Where an indicator of impairment exists, the Group makes an estimate of recoverable amount. Where the carrying amount of an asset exceeds its recoverable amount the asset is written down to its recoverable amount. Recoverable amount is the higher of fair value less costs to sell and value in use and is determined for an individual asset. If the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, the recoverable amount of the cash generating unit to which the asset belongs is determined. Discount rates reflecting the asset specific risks and the time value of money are used for the value in use calculation.

Principal accounting policies

Inventories

Inventories are measured at the lower of cost and net realisable value. Cost is determined on a first-in-first-out or a weighted average cost basis. Cost comprises directly attributable purchase and conversion costs and an allocation of production overheads based on normal operating capacity. Net realisable value is the estimated selling price less estimated costs of completion and selling costs.

Cash and cash equivalents

Cash and cash equivalents for the purposes of the consolidated cash flow statement comprise cash at bank and in hand, money market deposits and other short term highly liquid investments with original maturities of three months or less and bank overdrafts. Bank overdrafts are presented in borrowings within current liabilities in the consolidated balance sheet.

Grants

Grants received in respect of property, plant and equipment are capitalised and released to the consolidated income statement in equal instalments over the estimated useful lives of the related assets.

Provisions

Provisions are recognised when a present obligation exists in respect of a past event and where the amount can be reliably estimated. Provisions for restructuring are recognised for direct expenditure on business reorganisations where plans are sufficiently detailed and well advanced, and where appropriate communication to those affected has been undertaken on or before the balance sheet date. Provisions are discounted where the time value of money is considered material.

Leases

Leases are classified as finance leases where substantially all the risks and rewards of ownership are transferred to the Group. Finance leases are capitalised at the inception of the lease at the lower of the fair value of the leased asset and the present value of the minimum lease payments. Lease payments are apportioned between the liability and finance charge to produce a constant rate of interest on the finance lease balance outstanding. Assets capitalised under finance leases are depreciated over the shorter of the useful life of the asset or the lease term. Leases other than finance leases are classified as operating leases. Payments made under operating leases are recognised as an expense in the consolidated income statement on a straight line basis over the lease term. Any incentives to enter into operating leases are recognised as a reduction of rental expense over the lease term on a straight line basis.

Tax

Deferred tax is provided in full, using the liability method, on temporary differences arising between the tax base of assets and liabilities and their carrying amounts in the financial statements. Deferred tax arising from initial recognition of an asset or liability in a transaction, other than a business combination, that at the time of the transaction affects neither accounting nor taxable profit or loss, is not recognised. Deferred tax is measured using tax rates that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the asset is realised or the liability is settled. Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised. Deferred tax is provided on temporary differences arising on investments in subsidiaries, associates and joint ventures, except where the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Tax is recognised in the consolidated income statement, unless the tax relates to items recognised directly in shareholders' equity, in which case the tax is recognised directly in shareholders' equity through the consolidated statement of recognised income and expense.

Dividends

Final equity dividends to the shareholders of Rexam PLC are recognised in the period that they are approved by the shareholders. Interim equity dividends are recognised in the period that they are paid.

Financial instruments (UK GAAP accounting policies applicable up to 31 December 2004)

Financial instruments are used as hedges in the financing and financial risk management of the Group.

Forward foreign exchange contracts (FX contracts) which hedge currency assets and liabilities are recognised in the financial statements together with the assets and liabilities that they hedge. The contract rate is used for translation. FX contracts which hedge future sales and purchases are not recognised in the financial statements until the transaction they hedge is itself recognised. If an FX contract ceases to be a hedge or it is a trading transaction, then any gain or loss is recognised in the consolidated income statement.

Premia paid or received on foreign exchange option contracts (FX option contracts) are recognised upon exercise or at maturity of the contract. Recognised gains or losses on FX option contracts are reflected in the financial statements on the same basis as FX contracts.

Principal accounting policies

Forward commodity contracts and options are recognised in the financial statements on the same basis as FX contracts.

Cross currency swaps are included in the financial statements at the rates of exchange ruling on the balance sheet date. Exchange differences arising are dealt with in accordance with the Group's accounting policy on foreign currencies. Interest paid or received on cross currency swaps is recorded on an accruals basis in accordance with the Group's accounting policy on interest. Apart from inclusion at the rate of exchange ruling at the balance sheet date, cross currency swaps are not revalued to fair value at the balance sheet date.

Interest arising under interest rate swaps is recognised in the consolidated income statement in accordance with the Group's accounting policy on interest. Interest rate swaps are not revalued to fair value at the balance sheet date.

Options on cross currency or interest rate swaps are used either to hedge a bond transaction or as a means of entering into a swap (as a hedge) at a pre determined target rate. Premia paid or received for such options are accounted for over the life of the resultant transaction or, if immaterial or no transaction takes place, are recognised in the consolidated income statement upon exercise or at maturity of the option contract.

Financial instruments (IFRS accounting policies applicable from 1 January 2005)

Derivative financial instruments are measured at fair value. Derivative financial instruments utilised by the Group include interest rate swaps, cross currency swaps, forward foreign exchange contracts and forward aluminium commodity contracts.

Certain derivative financial instruments are designated as hedges in line with the Group's risk management policies. Hedges are classified as follows:

(a) Fair value hedges when they hedge the exposure to changes in the fair value of a recognised asset or liability.

(b) Cash flow hedges where they hedge exposure to variability in cash flows that is attributable to a particular risk associated with a recognised asset or liability or a forecasted transaction.

(c) Net investment hedges where they hedge exposure to changes in the value of the Group's interests in the net assets of foreign operations.

For fair value hedges, any gain or loss from remeasuring the hedging instrument at fair value is recognised in the consolidated income statement. Any gain or loss on the hedged item attributable to the hedged risk is adjusted against the carrying amount of the hedged item and similarly recognised in the consolidated income statement.

For cash flow hedges and net investment hedges, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognised in shareholders' equity, with any ineffective portion recognised in the consolidated income statement. When hedged cash flows result in the recognition of a non financial asset or liability, the associated gains or losses previously recognised in shareholders' equity are included in the initial measurement of the asset or liability. For all other cash flow hedges, the gains or losses that are recognised in shareholders' equity are transferred to the consolidated income statement in the same period in which the hedged cash flows affect the consolidated income statement.

Any gains or losses arising from changes in fair value of derivative financial instruments not designated as hedges are recognised in the consolidated income statement.

Borrowings (excluding convertible preference shares) are measured at amortised cost except where they are hedged by an effective fair value hedge, in which case the carrying value is adjusted to reflect the fair value movements associated with the hedged risk. Where borrowings are used to hedge the Group's interests in the net assets of foreign operations, the portion of the gain or loss on the borrowings that are determined to be an effective hedge is recognised in shareholders' equity.

Convertible preference shares are split into a liability component and an equity component. On issue, the fair value of the liability component is determined using a market rate for an equivalent non convertible bond and recognised in borrowings on an amortised cost basis until extinguished on conversion or redemption. The remainder of the proceeds of the issue is allocated to the conversion option that is recognised in shareholders' equity. The change in value of the conversion option in subsequent accounting periods is not recognised in the consolidated financial statements. Dividends on convertible preference shares are charged as interest in the consolidated income statement.

Available for sale financial assets are measured at fair value. Gains and losses are recognised in shareholders' equity except for impairment losses, interest and dividends arising from these assets which are recognised in the consolidated income statement.

Trade and other receivables are measured at amortised cost less any provision for impairment. Trade and other receivables are discounted when the time value of money is considered material.

Consolidated income statement

	Unaudited 6 months to 30.6.05			Unaudited 6 months to 30.6.04			Audited year to 31.12.04		
	Underlying business performance £m	Disposals and other exceptional items (Note 2) £m	Statutory £m	Underlying business performance £m	Disposals and other exceptional items (Note 2) £m	Statutory £m	Underlying business performance £m	Disposals and other exceptional items (Note 2) £m	Statutory £m
Sales (Note 1)	**1,564**	**-**	**1,564**	1,532	-	1,532	3,081	-	3,081
Operating expenses	**(1,373)**	**(24)**	**(1,397)**	(1,348)	(4)	(1,352)	(2,692)	(18)	(2,710)
Operating profit (Note 1)	**191**	**(24)**	**167**	184	(4)	180	389	(18)	371
Share of post tax profits of associates and joint ventures	**1**	**-**	**1**	2	-	2	1	-	1
Interest expense	**(43)**	**(5)**	**(48)**	(37)	(1)	(38)	(78)	3	(75)
Interest income	**8**	**-**	**8**	5	-	5	13	-	13
Retirement benefit obligations net finance cost (Note 3)	**(14)**	**-**	**(14)**	(16)	-	(16)	(32)	-	(32)
Profit before tax	**143**	**(29)**	**114**	138	(5)	133	293	(15)	278
Tax	**(43)**	**(3)**	**(46)**	(39)	(1)	(40)	(82)	11	(71)
Profit after tax	**100**	**(32)**	**68**	99	(6)	93	211	(4)	207
Preference dividends*			**-**			(3)			(5)
Profit for the financial period			**68**			90			202
Attributable to:									
Equity shareholders of Rexam PLC			**68**			89			201
Minority interests			**-**			1			1
			68			90			202
Earnings per share (pence) (Note 4)									
Basic			**12.3**			16.3			36.8
Diluted			**12.3**			16.0			35.8

* Preference dividends for 6 months to 30.6.05 are included as part of net interest expense in accordance with IAS32.

Consolidated balance sheet

	Unaudited as at 30.6.05 £m	Unaudited as at 30.6.04 £m	Audited as at 31.12.04 £m
ASSETS			
Non current assets			
Goodwill	**1,246**	1,245	1,252
Other intangible assets	**39**	32	40
Property, plant and equipment	**1,081**	1,143	1,157
Investments in associates and joint ventures	**33**	35	29
Deferred tax assets	**371**	308	340
Other receivables	**31**	26	23
Available for sale financial assets	**25**	-	-
Other investments	**-**	29	29
Derivative financial instruments	**84**	76	90
	2,910	2,894	2,960
Current assets			
Inventories	**340**	341	352
Trade and other receivables	**455**	438	413
Available for sale financial assets	**5**	-	-
Derivative financial instruments	**27**	3	11
Cash and cash equivalents	**112**	67	94
	939	849	870
Total assets	**3,849**	3,743	3,830
LIABILITIES			
Current liabilities			
Borrowings	**(158)**	(160)	(136)
Derivative financial instruments	**(29)**	-	(2)
Current tax	**(4)**	(37)	(4)
Trade and other payables	**(559)**	(547)	(609)
Provisions	**(8)**	(10)	(9)
	(758)	(754)	(760)
Non current liabilities			
Borrowings	**(1,156)**	(1,212)	(1,127)
Derivative financial instruments	**(3)**	-	-
Retirement benefit obligations (Note 3)	**(886)**	(639)	(774)
Deferred tax liabilities	**(103)**	(91)	(97)
Non current tax	**(98)**	(66)	(98)
Trade and other payables	**(38)**	(43)	(42)
Provisions	**(33)**	(37)	(38)
	(2,317)	(2,088)	(2,176)
Total liabilities	**(3,075)**	(2,842)	(2,936)
Net assets	**774**	901	894
EQUITY			
Share capital	**355**	442	443
Share premium account	**744**	740	741
Capital redemption reserve	**279**	279	279
Retained earnings	**(597)**	(536)	(558)
Fair value and other reserves	**(7)**	(25)	(11)
Shareholders' equity	**774**	900	894
Minority interests	**-**	1	-
Total equity	**774**	901	894

Approved by the Board on 25 August 2005

Rolf Börjesson, Chairman

Graham Chipchase, Group Finance Director

Consolidated cash flow statement

	Unaudited 6 months to 30.6.05 £m	Unaudited 6 months to 30.6.04 £m	Audited year to 31.12.04 £m
Cash flows from operating activities			
Profit before tax	114	133	278
Adjustments for:			
Interest	40	33	62
Depreciation and amortisation	87	87	178
Impairment	-	-	(1)
Disposal of businesses	24	3	3
Movement in provisions	(6)	(6)	(6)
Equity settled share options	3	2	7
Changes in working capital	(90)	(100)	(11)
Share of post tax profits of associates and joint ventures	(1)	(2)	(1)
Recognition of deferred tax assets on prior year acquisitions	3	5	9
Fair value movements of derivatives	(3)	-	-
Movement in retirement benefit obligations	7	(7)	(1)
Other	(4)	1	1
Cash generated from operations	174	149	518
Interest paid	(40)	(33)	(69)
Dividends paid to convertible preference shareholders	-	(3)	(5)
Tax paid	(27)	(35)	(54)
Net cash flows from operating activities	107	78	390
Cash flows from investing activities			
Purchases of property, plant and equipment	(82)	(81)	(174)
Proceeds from sale of property, plant and equipment	4	2	3
Acquisition of subsidiaries, net of cash and cash equivalents acquired	(1)	(41)	(52)
Proceeds from sale of subsidiaries, net of cash and cash equivalents disposed	6	12	10
Investment in joint venture	-	(1)	(3)
Sale of properties surplus to requirements	-	1	5
Interest received	8	5	10
Net cash flows from investing activities	(65)	(103)	(201)
Cash flows from financing activities			
Movement in borrowings and derivatives	16	83	(82)
Proceeds from issue of share capital	4	6	8
Purchase of Rexam shares by ESOP trust	(3)	-	-
Dividends paid to equity shareholders	(56)	(52)	(92)
Net cash flows from financing activities	(39)	37	(166)
Net increase in cash and cash equivalents	3	12	23
Cash and cash equivalents at the beginning of the year	(2)	(17)	(17)
Exchange differences	8	(4)	(8)
Net increase in cash and cash equivalents	3	12	23
Cash and cash equivalents at the end of the period	9	(9)	(2)
Cash and cash equivalents comprise:			
Cash at bank and in hand	45	24	29
Marketable securities and money market deposits	67	43	65
Bank overdrafts	(103)	(76)	(96)
	9	(9)	(2)

Consolidated statement of recognised income and expense

	Unaudited 6 months to 30.6.05 £m	Unaudited 6 months to 30.6.04 £m	Audited year to 31.12.04 £m
Exchange differences	(27)	(25)	(11)
Actuarial (losses)/gains on retirement benefit obligations	(88)	56	(92)
Tax on actuarial (losses)/gains on retirement benefit obligations	28	(18)	30
Net investment hedges	24	-	-
Cash flow hedges	(9)	-	-
Tax on cash flow hedges	3	-	-
Fair value gains on available for sale financial assets	1	-	-
Changes in market value of other investments	-	(1)	1
Tax on share options	-	-	1
Net (loss)/profit recognised directly in equity	(68)	12	(71)
Profit for the financial period	68	90	202
Total recognised income and expense for the period	-	102	131
Attributable to:			
Equity shareholders of Rexam PLC	-	101	130
Minority interests	-	1	1
	-	102	131

Consolidated statement of changes in equity

	Attributable to equity shareholders of Rexam PLC						
	Share capital £m	Share premium account £m	Capital redemption reserve £m	Retained earnings £m	Fair value and other reserves £m	Minority interests £m	Total equity £m
At 1 January 2004 audited	441	735	279	(613)	-	8	850
Exchange differences	-	-	-	-	(25)	-	(25)
Actuarial gains on retirement benefit obligations	-	-	-	56	-	-	56
Tax on actuarial gains on retirement benefit obligations	-	-	-	(18)	-	-	(18)
Changes in market value of other investments	-	-	-	(1)	-	-	(1)
Net profit/(loss) recognised directly in equity	-	-	-	37	(25)	-	12
Profit for the period	-	-	-	89	-	1	90
Total recognised profit/(loss) for the period	-	-	-	126	(25)	1	102
Purchase of minority interests	-	-	-	-	-	(8)	(8)
Share options – value of services provided	-	-	-	3	-	-	3
Share options – proceeds from shares issued	1	5	-	-	-	-	6
Dividends paid (Note 5)	-	-	-	(52)	-	-	(52)
At 30 June 2004 unaudited	442	740	279	(536)	(25)	1	901
At 1 January 2004 audited	441	735	279	(613)	-	8	850
Exchange differences	-	-	-	-	(11)	-	(11)
Actuarial losses on retirement benefit obligations	-	-	-	(92)	-	-	(92)
Tax on actuarial losses on retirement benefit obligations	-	-	-	30	-	-	30
Changes in market value of other investments	-	-	-	1	-	-	1
Tax on share options	-	-	-	1	-	-	1
Net loss recognised directly in equity	-	-	-	(60)	(11)	-	(71)
Profit for the year	-	-	-	201	-	1	202
Total recognised profit/(loss) for the year	-	-	-	141	(11)	1	131
Purchase of minority interests	-	-	-	-	-	(9)	(9)
Share options – value of services provided	-	-	-	6	-	-	6
Share options – proceeds from shares issued	2	6	-	-	-	-	8
Dividends paid (Note 5)	-	-	-	(92)	-	-	(92)
At 31 December 2004 audited	443	741	279	(558)	(11)	-	894
Adoption of IAS32 and IAS39	(89)	-	-	9	12	-	(68)
At 1 January 2005 audited	354	741	279	(549)	1	-	826
Exchange differences	-	-	-	-	(27)	-	(27)
Actuarial losses on retirement benefit obligations	-	-	-	(88)	-	-	(88)
Tax on actuarial losses on retirement benefit obligations	-	-	-	28	-	-	28
Net investment hedges	-	-	-	-	24	-	24
Cash flow hedges	-	-	-	-	(9)	-	(9)
Tax on cash flow hedges	-	-	-	-	3	-	3
Fair value gains on available for sale financial assets	-	-	-	-	1	-	1
Net loss recognised directly in equity	-	-	-	(60)	(8)	-	(68)
Profit for the period	-	-	-	68	-	-	68
Total recognised profit/(loss) for the period	-	-	-	8	(8)	-	-
Share options – value of services provided	-	-	-	3	-	-	3
Share options – proceeds from shares issued	1	3	-	-	-	-	4
Purchase of Rexam shares by ESOP trust	-	-	-	(3)	-	-	(3)
Dividends paid (Note 5)	-	-	-	(56)	-	-	(56)
At 30 June 2005 unaudited	355	744	279	(597)	(7)	-	774

Notes to the interim consolidated financial statements

1 SEGMENT ANALYSIS

Six months to 30 June 2005

Analysis by business segment

	Beverage Cans £m	Glass £m	Beauty and Pharma £m	Plastic Containers £m	Disposals and businesses for sale £m	Group £m
Sales	1,059	195	207	77	26	1,564
Underlying operating profit/(loss)	143	17	29	5	(3)	191
Underlying return on sales (%)	13.5	8.7	14.0	6.5	(11.5)	12.2
Operating profit/(loss)	143	17	29	5	(27)	167
Share of post tax profits of associates and joint ventures	1	-	-	-	-	1
Net interest expense						(40)
Retirement benefit obligations net finance cost						(14)
Profit before tax						114
Tax						(46)
Profit after tax						68
Segment assets	2,219	462	461	89	-	3,231
Less inter segment assets	(7)	(1)	(1)	-	-	(9)
Assets of associates and joint ventures	27	-	-	-	6	33
Unallocated assets						594
Total assets						3,849
Segment liabilities	(419)	(91)	(105)	(32)	-	(647)
Less inter segment liabilities	5	4	-	-	-	9
Unallocated liabilities						(2,437)
Total liabilities						(3,075)

Analysis by geographical segment

	UK £m	Germany £m	France £m	Rest of Europe £m	USA £m	Brazil £m	Rest of world £m	Group £m
Sales by destination	121	128	82	498	544	117	74	1,564
Segment assets	383	315	193	1,174	811	333	183	3,392
Less inter segment assets	(86)	(10)	(6)	(19)	(5)	(8)	(3)	(137)
Unallocated assets								594
Total assets								3,849

If the disposal of the UK Glass business had been included as part of the Glass business segment rather than in disposals and businesses for sale, sales, underlying operating profit and operating loss of that segment would have been £221m, £14m and £10m respectively.

Underlying operating profit comprises operating profit before disposals and other exceptional items. Underlying return on sales comprises underlying operating profit divided by sales.

Unallocated assets comprise derivative financial instrument assets, deferred tax assets and cash and cash equivalents which are used as part of the Group's financing offset arrangements. Unallocated liabilities comprise borrowings, derivative financial instrument liabilities, current and non current tax, deferred tax liabilities and retirement benefit obligations.

Notes to the interim consolidated financial statements

1 SEGMENT ANALYSIS continued

Six months to 30 June 2004*

Analysis by business segment

	Beverage Cans £m	Glass £m	Beauty and Pharma £m	Plastic Containers £m	Disposals and businesses for sale £m	Discontinued operations £m	Group £m
Sales	1,022	187	196	75	52	-	1,532
Underlying operating profit	133	15	27	9	-	-	184
Underlying return on sales (%)	13.0	8.0	13.8	12.0	-	-	12.0
Operating profit/(loss)	135	14	25	9	(1)	(2)	180
Share of post tax profits of associates and joint ventures	1	-	-	-	1	-	2
Net interest expense							(33)
Retirement benefit obligations net finance cost							(16)
Profit before tax							133
Tax							(40)
Profit for the financial period							93
Segment assets	2,176	462	441	92	98	-	3,269
Less inter segment assets	(10)	(2)	(2)	-	(1)	-	(15)
Assets of associates and joint ventures	32	-	-	-	3	-	35
Unallocated assets							454
Total assets							3,743
Segment liabilities	(397)	(90)	(108)	(31)	(26)	-	(652)
Less inter segment liabilities	8	-	1	1	5	-	15
Unallocated liabilities							(2,205)
Total liabilities							(2,842)

Analysis by geographical segment

	UK £m	Germany £m	France £m	Rest of Europe £m	USA £m	Brazil £m	Rest of world £m	Group £m
Sales by destination	148	137	78	489	525	111	44	1,532
Segment assets	486	310	192	1,172	787	327	159	3,433
Less inter segment assets	(78)	(15)	(15)	(18)	(4)	(9)	(5)	(144)
Unallocated assets								454
Total assets								3,743

*Restated to reflect the movement from "Glass" to "Disposals and businesses for sale" of the UK Glass business sold in May 2005. The reconciliation of business segments set out in Note 11 does not reflect this change.

If the disposal of the UK Glass business had been included as part of the Glass business segment rather than in disposals and businesses for sale, sales, underlying operating profit and operating profit of that segment would have been £234m, £15m and £14m respectively.

The analysis by business segment of operating profit/(loss) for the six months to 30 June 2004 has been revised from that announced on 25 August 2005 to correct an adjustment for £11m of goodwill written off on a disposal under UK GAAP. The impact of the revision is to reduce the "Plastic Containers" operating profit from £20m to £9m and the operating loss from "Disposals and businesses for sale" from £12m to £1m.

Notes to the interim consolidated financial statements

1 **SEGMENT ANALYSIS** continued

Year to 31 December 2004*

Analysis by business segment

	Beverage Cans £m	Glass £m	Beauty and Pharma £m	Plastic Containers £m	Disposals and businesses for sale £m	Discontinued operations £m	Group £m
Sales	2,069	380	385	142	105	-	3,081
Underlying operating profit	278	34	58	16	3	-	389
Underlying return on sales (%)	13.4	8.9	15.1	11.3	2.9	-	12.6
Operating profit/(loss)	275	29	53	14	2	(2)	371
Share of post tax profits of associates and joint ventures	-	-	-	-	1	-	1
Net interest expense							(62)
Retirement benefit obligations net finance cost							(32)
Profit before tax							278
Tax							(71)
Profit for the financial year							207
Segment assets	2,164	472	453	92	94	-	3,275
Less inter segment assets	(6)	(1)	(1)	(1)	-	-	(9)
Assets of associates and joint ventures	25	-	-	-	4	-	29
Unallocated assets							535
Total assets							3,830
Segment liabilities	(433)	(102)	(111)	(33)	(28)	-	(707)
Less inter segment liabilities	4	1	1	-	3	-	9
Unallocated liabilities							(2,238)
Total liabilities							(2,936)

Analysis by geographical segment

	UK £m	Germany £m	France £m	Rest of Europe £m	USA £m	Brazil £m	Rest of world £m	Group £m
Sales by destination	308	255	152	956	1,042	263	105	3,081
Segment assets	473	320	201	1,161	751	328	168	3,402
Less inter segment assets	(54)	(11)	(8)	(21)	(4)	(8)	(1)	(107)
Unallocated assets								535
Total assets								3,830

*Restated to reflect the movement from "Glass" to "Disposals and businesses for sale" of the UK Glass business sold in May 2005. The reconciliation of business segments set out in Note 11 does not reflect this change.

If the disposal of the UK Glass business had been included as part of the Glass business segment rather than in disposals and businesses for sale, sales, underlying operating profit and operating profit of that segment would have been £480m, £37m and £32m respectively.

The analysis by business segment of operating profit/(loss) for the year to 31 December 2004 has been revised from that announced on 25 August 2005 to correct an adjustment for £11m of goodwill written off on a disposal under UK GAAP. The impact of the revision is to reduce the "Plastic Containers" operating profit from £25m to £14m and the operating result from "Disposals and businesses for sale" from £9m loss to £2m profit.

Notes to the interim consolidated financial statements

2 DISPOSALS AND OTHER EXCEPTIONAL ITEMS

	6 months to 30.6.05 £m	6 months to 30.6.04 £m	Year to 31.12.04 £m
Included in operating profit:			
Disposal of businesses	(24)	(3)	(3)
Recognition of deferred tax assets on prior year acquisitions	(3)	(5)	(9)
Profit on disposal of land	3	-	-
Retiree medical past service credit	-	12	11
Restructuring costs	-	(9)	(18)
Impairment and other	-	1	1
	(24)	(4)	(18)
Included in interest expense:			
Exchange (loss)/gain on inter-company funding	(5)	(1)	3
Included in tax:			
Disposal of businesses	(2)	-	9
Restructuring and other items	(1)	3	6
Retiree medical past service credit	-	(4)	(4)
	(3)	(1)	11
	(32)	(6)	(4)

3 RETIREMENT BENEFIT OBLIGATIONS

	Defined benefit pensions £m	Other pensions £m	Total pensions £m	Retiree medical £m	Gross retirement benefit obligations £m	Deferred tax £m	Net retirement benefit obligations £m
At 1 January 2005	(477)	(20)	(497)	(269)	(766)	228	(538)
Exchange differences	(6)	-	(6)	(17)	(23)	10	(13)
Current service cost	(12)	(1)	(13)	(1)	(14)	4	(10)
Curtailments and settlements	6	-	6	-	6	(2)	4
Total included in operating profit	(6)	(1)	(7)	(1)	(8)	2	(6)
Net finance cost	(6)	-	(6)	(8)	(14)	4	(10)
Actuarial changes	(79)	-	(79)	(9)	(88)	28	(60)
Cash contributions	11	1	12	9	21	(6)	15
Transfers	2	(1)	1	-	1	-	1
At 30 June 2005	(561)	(21)	(582)	(295)	(877)	266	(611)

The balance for net retirement benefit obligations at 30 June 2005 of £611m is included in the consolidated balance sheet as retirement benefit obligations of £886m, less trade and other receivables of £9m and deferred tax assets of £266m. (1 January 2005, £774m, £8m and £228m respectively). The principal assumptions at 30 June 2005 compared with those at 31 December 2004 are set out below.

	UK 30.6.05 %	USA 30.6.05 %	Other 30.6.05 %	UK 31.12.04 %	USA 31.12.04 %	Other 31.12.04 %
Rate of increase in salaries	4.25	4.50	2.83	4.30	4.50	2.83
Rate of increase in pensions	2.75	-	1.62	2.80	-	1.62
Discount rate	5.00	5.10	3.92	5.30	5.50	4.59
Inflation rate	2.75	2.50	1.79	2.80	2.50	1.79
Long term expected rate of return on equity	7.50	8.69	7.03	7.50	8.69	7.03
Long term expected rate of return on bonds	4.75	5.00	4.43	4.75	5.00	4.43
Long term expected rate of return on cash	4.00	3.10	2.45	4.00	3.10	2.45
Medical inflation	-	13 to 5	-	-	13 to 5	-

Notes to the interim consolidated financial statements

4 EARNINGS PER SHARE

	6 months to 30.6.05 Pence	6 months to 30.6.04 Pence	Year to 31.12.04 Pence
Basic earnings per share	12.3	16.3	36.8
Diluted earnings per share	12.3	16.0	35.8
Underlying earnings per share	18.2	17.4	37.5
	£m	£m	£m
Profit attributable to equity shareholders of Rexam PLC before disposals and other exceptional items	100	95	205
Disposals and other exceptional items	(32)	(6)	(4)
Profit attributable to equity shareholders of Rexam PLC	68	89	201
Dilution on conversion of preference shares	3	3	5
Profit attributable on a diluted basis	71	92	206
	Number millions	Number millions	Number millions
Weighted average number of shares in issue for the period	550.9	545.1	546.8
Dilution on conversion of preference shares	24.4	24.4	24.4
Dilution on exercise of outstanding share options	3.4	4.3	5.0
On a diluted basis	578.7	573.8	576.2

5 EQUITY DIVIDENDS

	6 months to 30.6.05 £m	6 months to 30.6.04 £m	Year to 31.12.04 £m
Final dividend for 2004 of 10.09p paid on 1 June 2005	56	-	-
Interim dividend for 2004 of 7.16p paid on 3 November 2004	-	-	40
Final dividend for 2003 of 9.58p paid on 1 June 2004	-	52	52
	56	52	92

An interim dividend per equity share of 7.52p has been declared for 2005, payable on 1 November 2005. In accordance with IFRS accounting requirements this dividend has not been accrued in the interim consolidated financial statements.

6 NET BORROWINGS

	6 months to 30.6.05 £m	6 months to 30.6.04 £m	Year to 31.12.04* £m
Balance at the beginning of the year	(1,068)	(1,177)	(1,177)
Adoption of IAS32 and IAS39	(97)	-	-
Exchange differences	35	60	48
Acquisition of businesses	-	(40)	(45)
Disposal of businesses	43	3	3
Cash flow movements	18	(71)	105
Other non cash movements	(56)	(1)	(2)
Balance at the end of the period	(1,125)	(1,226)	(1,068)
Balance at the end of the period:			
Cash and cash equivalents	112	67	94
Derivative financial instruments*	77	79	101
Borrowings**	(1,314)	(1,372)	(1,263)
	(1,125)	(1,226)	(1,068)

* Derivative financial instruments are included in net borrowings to the extent that they relate to underlying items of a financial nature. Net borrowings have been restated from that previously reported under IFRS, to exclude derivative financial instruments of a non financial nature, which reduced net borrowings as at 31 December 2004 by £2m.

** Borrowings as at 30 June 2005 comprise medium term notes, bank loans, bank overdrafts, capitalised financing fees, the capital element of finance leases and the liability element of convertible preference shares. As at 30 June 2004 and 31 December 2004 the definition excluded the liability element of convertible preference shares.

Notes to the interim consolidated financial statements

7 RECONCILIATION OF CONSOLIDATED INCOME STATEMENTS FROM UK GAAP TO IFRS

(a) Six months to 30 June 2004

		Impact of transition to IFRS									
	Under UK GAAP £m	Goodwill amortisation £m	Goodwill in reserves £m	Share based payments £m	Retirement benefit obligations £m	Share of profits of associates £m	Functional currencies £m	Deferred tax £m	Business combinations £m	Other £m	Under IFRS £m
Sales	1,532	-	-	-	-	-	-	-	-	-	1,532
Operating expenses	(1,397)	35	8	(1)	3	-	-	(5)	4	1	(1,352)
Operating profit	135	35	8	(1)	3	-	-	(5)	4	1	180
Disposal of businesses	(14)	-	11	-	-	-	-	-	-	3	-
Share of post tax profits of associates	4	-	-	-	-	(2)	-	-	-	-	2
Interest expense	(37)	-	-	-	-	1	(1)	-	-	(1)	(38)
Interest income	5	-	-	-	-	-	-	-	-	-	5
Retirement benefit obligations net finance cost	(13)	-	-	-	(3)	-	-	-	-	-	(16)
Profit before tax	80	35	19	(1)	-	(1)	(1)	(5)	4	3	133
Tax	(39)	-	-	-	-	1	-	(2)	-	-	(40)
Profit after tax	41	35	19	(1)	-	-	(1)	(7)	4	3	93
Preference dividends	(3)	-	-	-	-	-	-	-	-	-	(3)
Profit for the financial period	38	35	19	(1)	-	-	(1)	(7)	4	3	90
Minority interests	(1)	-	-	-	-	-	-	-	-	-	(1)
Profit attributable to equity shareholders	37	35	19	(1)	-	-	(1)	(7)	4	3	89
Operating profit											
Underlying	178	-	-	(1)	3	-	-	-	4	-	184
Goodwill amortisation	(35)	35	-	-	-	-	-	-	-	-	-
Disposals and other exceptional items	(8)	-	8	-	-	-	-	(5)	-	1	(4)
Statutory	135	35	8	(1)	3	-	-	(5)	4	1	180
Profit before tax											
Underlying	137	-	-	(1)	-	(1)	-	-	4	(1)	138
Goodwill amortisation	(35)	35	-	-	-	-	-	-	-	-	-
Disposals and other exceptional items	(22)	-	19	-	-	-	(1)	(5)	-	4	(5)
Statutory	80	35	19	(1)	-	(1)	(1)	(5)	4	3	133
Profit attributable to equity shareholders											
Underlying	94	-	-	(1)	-	-	-	(1)	4	(1)	95
Goodwill amortisation	(35)	35	-	-	-	-	-	-	-	-	-
Disposals and other exceptional items	(22)	-	19	-	-	-	(1)	(6)	-	4	(6)
Statutory	37	35	19	(1)	-	-	(1)	(7)	4	3	89
Earnings per share (pence)											
Underlying	17.2	-	-	(0.2)	-	-	-	(0.2)	0.7	(0.1)	17.4
Goodwill amortisation	(6.4)	6.4	-	-	-	-	-	-	-	-	-
Disposals and other exceptional items	(4.0)	-	3.5	-	-	-	(0.2)	(1.1)	-	0.7	(1.1)
Basic	6.8	6.4	3.5	(0.2)	-	-	(0.2)	(1.3)	0.7	0.6	16.3

Notes to the interim consolidated financial statements

7 RECONCILIATION OF CONSOLIDATED INCOME STATEMENTS FROM UK GAAP TO IFRS continued

(b) Year to 31 December 2004

	Under UK GAAP £m	Impact of transition to IFRS Goodwill amortisation £m	Goodwill in reserves £m	Share based payments £m	Retirement benefit obligations £m	Share of profits of associates £m	Functional currencies £m	Deferred tax £m	Business combin-ations £m	Other £m	Under IFRS £m
Sales	3,081	-	-	-	-	-	-	-	-	-	3,081
Operating expenses	(2,787)	75	8	(2)	6	1	-	(9)	(1)	(1)	(2,710)
Operating profit	294	75	8	(2)	6	1	-	(9)	(1)	(1)	371
Disposal of businesses	(14)	-	11	-	-	-	-	-	-	3	-
Share of post tax profits of associates	6	-	-	-	-	(5)	-	-	-	-	1
Interest expense	(78)	-	-	-	-	1	3	-	-	(1)	(75)
Interest income	13	-	-	-	-	-	-	-	-	-	13
Retirement benefit obligations net finance cost	(26)	-	-	-	(6)	-	-	-	-	-	(32)
Profit before tax	195	75	19	(2)	-	(3)	3	(9)	(1)	1	278
Tax	(74)	-	-	-	-	3	-	-	-	-	(71)
Profit after tax	121	75	19	(2)	-	-	3	(9)	(1)	1	207
Preference dividends	(5)	-	-	-	-	-	-	-	-	-	(5)
Profit for the financial year	116	75	19	(2)	-	-	3	(9)	(1)	1	202
Minority interests	(1)	-	-	-	-	-	-	-	-	-	(1)
Profit attributable to equity shareholders	115	75	19	(2)	-	-	3	(9)	(1)	1	201
Operating profit											
Underlying	385	-	-	(2)	6	1	-	-	(1)	-	389
Goodwill amortisation	(75)	75	-	-	-	-	-	-	-	-	-
Disposals and other exceptional items	(16)	-	8	-	-	-	-	(9)	-	(1)	(18)
Statutory	294	75	8	(2)	6	1	-	(9)	(1)	(1)	371
Profit before tax											
Underlying	300	-	-	(2)	-	(3)	-	-	(1)	(1)	293
Goodwill amortisation	(75)	75	-	-	-	-	-	-	-	-	-
Disposals and other exceptional items	(30)	-	19	-	-	-	3	(9)	-	2	(15)
Statutory	195	75	19	(2)	-	(3)	3	(9)	(1)	1	278
Profit attributable to equity shareholders											
Underlying	209	-	-	(2)	-	-	-	-	(1)	(1)	205
Goodwill amortisation	(75)	75	-	-	-	-	-	-	-	-	-
Disposals and other exceptional items	(19)	-	19	-	-	-	3	(9)	-	2	(4)
Statutory	115	75	19	(2)	-	-	3	(9)	(1)	1	201
Earnings per share (pence)											
Underlying	38.2	-	-	(0.4)	-	-	-	-	(0.2)	(0.1)	37.5
Goodwill amortisation	(13.7)	13.7	-	-	-	-	-	-	-	-	-
Disposals and other exceptional items	(3.5)	-	3.5	-	-	-	0.5	(1.5)	-	0.3	(0.7)
Basic	21.0	13.7	3.5	(0.4)	-	-	0.5	(1.5)	(0.2)	0.2	36.8

Notes to the interim consolidated financial statements

7 RECONCILIATION OF CONSOLIDATED INCOME STATEMENTS FROM UK GAAP TO IFRS continued

An explanation of the impact of the principal differences and resulting adjustments between UK GAAP and IFRS as they apply to Rexam's consolidated income statements for the six months to 30 June 2004 and year to 31 December 2004 is set out below.

(i) Goodwill amortisation
Under UK GAAP, goodwill was amortised over its useful economic life, not exceeding 20 years. Under IFRS, goodwill is not amortised but tested annually for impairment.

For the six months to 30 June 2004 and year to 31 December 2004 under IFRS, goodwill amortisation of £35m and £75m respectively expensed under UK GAAP has been reversed.

(ii) Goodwill in reserves
Under UK GAAP, goodwill previously written off directly to reserves was recycled to the consolidated income statement on disposal or impairment of the related business. Under IFRS, goodwill previously written off directly to reserves is not recycled.

For the six months to 30 June 2004 and year to 31 December 2004 under IFRS, goodwill previously written off directly to reserves and recycled to the consolidated income statement under UK GAAP of £11m on disposal and £8m on impairment have been reversed.

(iii) Share based payments
Under UK GAAP, an expense was recognised in the consolidated income statement for share options, excluding save as you earn options which were exempt, based on intrinsic value. Under IFRS, an expense is recognised for all equity settled share options granted after 7 November 2002 and for all cash settled share options, based on the fair value of the options calculated using appropriate pricing models.

For the six months to 30 June 2004 and year to 31 December 2004 under IFRS, operating expenses increase by £1m and £2m respectively.

(iv) Retirement benefit obligations
Under UK GAAP, pension plan and retiree medical administration expenses were included as part of the current service cost of providing employee benefits and included in operating expenses in the consolidated income statement. Under IFRS, pension plan and retiree medical administration expenses reduce the expected return on plan assets and are included in net finance costs in the consolidated income statement.

For the six months to 30 June 2004 and year to 31 December 2004 under IFRS, operating expenses reduce and net finance costs increase by £3m and £6m respectively for pension plan and retiree medical administration expenses.

(v) Share of profits of associates
Under UK GAAP, the group share of operating profits of associates was presented on the face of the consolidated income statement after group operating profit. The group share of interest and tax of associates was included within the relevant group totals. Under IFRS, the group share of profit after tax of associates is presented on the face of the consolidated income statement after group operating profit. Under UK GAAP, an investment in an entity other than a subsidiary was treated as an associate if the group had a participating interest and exercised significant influence over its operating and financial policies. Under IFRS, an investment in an entity is treated as an associate if the group has the power to exercise significant influence over its operating and financial policies.

For the six months to 30 June 2004 under IFRS, an interest charge of £1m and a tax charge of £1m have been reclassified to group share of profit after tax of associates. For the year to 31 December 2004 under IFRS, an interest charge of £1m and a tax charge of £3m have been reclassified to group share of profit after tax of associates. In addition for the year to 31 December 2004, a group investment was impaired by £1m and under IFRS this investment qualifies as an associate and consequently the impairment has been included as part of share of profit after tax of associates.

Notes to the interim consolidated financial statements

7 RECONCILIATION OF CONSOLIDATED INCOME STATEMENTS FROM UK GAAP TO IFRS continued

(vi) Functional currencies
Under UK GAAP, the local currency was used by foreign intermediate holding companies for currency translation. Under IFRS, the functional currency is used.

For the six months to 30 June 2004 under IFRS, exchange losses resulting from differences between the local currency and functional currency for certain foreign intermediate holding companies increase the interest charge by £1m and reduce exchange losses in shareholders' equity by £1m. For the year to 31 December 2004 under IFRS, exchange gains resulting from differences between the local currency and functional currency for certain foreign intermediate holding companies reduce the interest charge by £3m and increase exchange losses in shareholders' equity by £3m.

(vii) Deferred tax
Under UK GAAP, the subsequent recognition of deferred tax assets not originally recognised at the time of a business combination was recorded as a deferred tax asset and a tax credit in the consolidated income statement. Under IFRS, subsequent recognition also gives rise to a reduction in goodwill and a corresponding operating profit expense in the consolidated income statement. Under UK GAAP, deferred tax was only recognised on fair value adjustments resulting from business combinations where they resulted in timing differences in the acquired entity's own financial statements. Under IFRS, deferred tax is recognised on the difference between the fair value and the tax base of all assets and liabilities acquired in a business combination. Under UK GAAP, movements in deferred tax assets relating to equity settled share options were recognised in the consolidated income statement. Under IFRS, movements in deferred tax assets relating to equity settled share options are recognised directly in shareholders' equity.

For the six months to 30 June 2004 under IFRS, due to the subsequent recognition of deferred tax assets not originally recognised at the time of a business combination operating expenses increase by £5m. The net impact of all other adjustments under IFRS increases the tax charge by £2m. For the year to 31 December 2004 under IFRS, due to the subsequent recognition of deferred tax assets not originally recognised at the time of a business combination operating expenses increase by £9m. In addition, the tax charge reduces by £1m resulting from a revaluation of property, plant and equipment on a 2004 business combination and increases by £1m in respect of share options.

(viii) Business combinations
Under UK GAAP, fair value adjustments to assets and liabilities were permitted up to the end of the year following the year of the business combination and recognised in the year when the adjustments were made. Under IFRS, fair value adjustments to assets and liabilities are permitted up to one year following the business combination and are recognised retrospectively in the financial statements.

For the six months to 30 June 2004 under IFRS, operating expenses reduce by £4m arising from the retrospective recognition of fair value adjustments arising on 2003 business combinations. For the year to 31 December 2004 under IFRS, operating expenses increase by £1m arising from the retrospective recognition of fair value adjustments arising on 2003 business combinations.

(ix) Other
For the six months to 30 June 2004 under IFRS, other adjustments principally comprise a £4m increase in exceptional profit before tax and exceptional profit attributable to equity shareholders arising from the reclassification of certain employee benefit costs to the 1 January 2004 transition balance sheet. For the year to 31 December 2004 under IFRS, other adjustments principally comprise a £2m increase in exceptional profit before tax and exceptional profit attributable to equity shareholders arising from the reclassification of certain employee benefit costs to the 1 January 2004 transition balance sheet of £4m, less £2m relating to the reclassification to the consolidated income statement of a downward impairment of assets following the transfer of an operation from associate to subsidiary status.

Notes to the interim consolidated financial statements

8 RECONCILIATION OF CONSOLIDATED BALANCE SHEETS FROM UK GAAP TO IFRS

(a) At 1 January 2004

	Under UK GAAP £m	Impact of transition to IFRS: Intangible assets £m	Share based payments £m	Retirement benefit obligations £m	Equity dividends £m	Cross currency swaps £m	Deferred tax £m	Business combinations £m	Other £m	Under IFRS £m
ASSETS										
Non current assets										
Goodwill	1,195	(1)	-	-	-	-	1	75	-	1,270
Other intangible assets	-	31	-	-	-	-	-	-	-	31
Property, plant and equipment	1,262	(29)	-	-	-	-	-	(68)	7	1,172
Investments in associates and joint ventures	31	-	-	-	-	-	-	-	2	33
Deferred tax assets	278	-	-	-	-	-	58	4	-	340
Other receivables	28	-	-	-	-	-	-	-	1	29
Other investments	33	-	-	-	-	-	-	-	(2)	31
Derivative financial instruments	-	-	-	-	-	63	-	-	-	63
	2,827	1	-	-	-	63	59	11	8	2,969
Current assets										
Inventories	339	-	-	-	-	-	-	(7)	(1)	331
Deferred tax assets	22	-	-	-	-	-	(22)	-	-	-
Trade and other receivables	419	-	-	-	-	-	-	(3)	-	416
Cash and cash equivalents	70	-	-	-	-	-	-	-	-	70
	850	-	-	-	-	-	(22)	(10)	(1)	817
Total assets	3,677	1	-	-	-	63	37	1	7	3,786
LIABILITIES										
Current liabilities										
Borrowings	(218)	-	-	-	-	-	-	-	-	(218)
Current tax	(34)	-	-	-	-	-	-	(4)	-	(38)
Trade and other payables	(660)	-	-	-	52	-	-	2	-	(606)
Provisions	(16)	-	-	-	-	-	-	-	-	(16)
	(928)	-	-	-	52	-	-	(2)	-	(878)
Non current liabilities										
Borrowings	(1,021)	-	-	-	-	(63)	-	-	(8)	(1,092)
Retirement benefit obligations	(703)	-	-	(17)	-	-	-	-	-	(720)
Deferred tax liabilities	(56)	-	-	-	-	-	(30)	(3)	-	(89)
Non current tax	(70)	-	-	-	-	-	-	-	-	(70)
Trade and other payables	(38)	-	-	-	-	-	-	(6)	(4)	(48)
Provisions	(38)	-	(1)	-	-	-	-	-	-	(39)
	(1,926)	-	(1)	(17)	-	(63)	(30)	(9)	(12)	(2,058)
Total liabilities	(2,854)	-	(1)	(17)	52	(63)	(30)	(11)	(12)	(2,936)
Net assets	823	1	(1)	(17)	52	-	7	(10)	(5)	850
EQUITY										
Share capital	441	-	-	-	-	-	-	-	-	441
Share premium account	735	-	-	-	-	-	-	-	-	735
Capital redemption reserve	279	-	-	-	-	-	-	-	-	279
Retained earnings	(651)	1	(1)	(17)	52	-	7	1	(5)	(613)
Shareholders' equity	804	1	(1)	(17)	52	-	7	1	(5)	842
Minority interests	19	-	-	-	-	-	-	(11)	-	8
Total equity	823	1	(1)	(17)	52	-	7	(10)	(5)	850

Notes to the interim consolidated financial statements

8 RECONCILIATION OF CONSOLIDATED BALANCE SHEETS FROM UK GAAP TO IFRS continued

(b) At 30 June 2004

	Under UK GAAP £m	Impact of transition to IFRS: Goodwill amortisation £m	Intangible assets £m	Share based payments £m	Retirement benefit obligations £m	Equity dividends £m	Cross currency swaps £m	Deferred tax £m	Business combinations £m	Other £m	Under IFRS £m
ASSETS											
Non current assets											
Goodwill	1,131	35	(1)	-	-	-	-	(3)	83	-	1,245
Other intangible assets	-	-	32	-	-	-	-	-	-	-	32
Property, plant and equipment	1,229	-	(30)	-	-	-	-	-	(62)	6	1,143
Investments in associates and joint ventures	33	-	-	-	-	-	-	-	-	2	35
Deferred tax assets	245	-	-	-	-	-	-	59	4	-	308
Other receivables	26	-	-	-	-	-	-	-	-	-	26
Other investments	31	-	-	-	-	-	-	-	-	(2)	29
Derivative financial instruments	-	-	-	-	-	-	76	-	-	-	76
	2,695	35	1	-	-	-	76	56	25	6	2,894
Current assets											
Inventories	348	-	-	-	-	-	-	-	(6)	(1)	341
Deferred tax assets	25	-	-	-	-	-	-	(25)	-	-	-
Trade and other receivables	440	-	-	-	-	-	-	-	(2)	-	438
Derivative financial instruments	-	-	-	-	-	-	3	-	-	-	3
Cash and cash equivalents	67	-	-	-	-	-	-	-	-	-	67
	880	-	-	-	-	-	3	(25)	(8)	(1)	849
Total assets	3,575	35	1	-	-	-	79	31	17	5	3,743
LIABILITIES											
Current liabilities											
Borrowings	(160)	-	-	-	-	-	-	-	-	-	(160)
Current tax	(33)	-	-	-	-	-	-	-	(4)	-	(37)
Trade and other payables	(589)	-	-	-	-	40	-	-	2	-	(547)
Provisions	(10)	-	-	-	-	-	-	-	-	-	(10)
	(792)	-	-	-	-	40	-	-	(2)	-	(754)
Non current liabilities											
Borrowings	(1,125)	-	-	-	-	-	(79)	-	-	(8)	(1,212)
Retirement benefit obligations	(622)	-	-	-	(17)	-	-	-	-	-	(639)
Deferred tax liabilities	(56)	-	-	-	-	-	-	(31)	(4)	-	(91)
Non current tax	(66)	-	-	-	-	-	-	-	-	-	(66)
Trade and other payables	(37)	-	-	-	-	-	-	-	(6)	-	(43)
Provisions	(35)	-	-	(2)	-	-	-	-	-	-	(37)
	(1,941)	-	-	(2)	(17)	-	(79)	(31)	(10)	(8)	(2,088)
Total liabilities	(2,733)	-	-	(2)	(17)	40	(79)	(31)	(12)	(8)	(2,842)
Net assets	842	35	1	(2)	(17)	40	-	-	5	(3)	901
EQUITY											
Share capital	442	-	-	-	-	-	-	-	-	-	442
Share premium account	740	-	-	-	-	-	-	-	-	-	740
Capital redemption reserve	279	-	-	-	-	-	-	-	-	-	279
Retained earnings	(620)	35	1	(2)	(17)	40	-	-	5	22	(536)
Other reserves	-	-	-	-	-	-	-	-	-	(25)	(25)
Shareholders' equity	841	35	1	(2)	(17)	40	-	-	5	(3)	900
Minority interests	1	-	-	-	-	-	-	-	-	-	1
Total equity	842	35	1	(2)	(17)	40	-	-	5	(3)	901

Notes to the interim consolidated financial statements

8 RECONCILIATION OF CONSOLIDATED BALANCE SHEETS FROM UK GAAP TO IFRS continued

(c) At 31 December 2004

		Impact of transition to IFRS								
	Under UK GAAP £m	Goodwill amortisation £m	Intangible assets £m	Share based payments £m	Retirement benefit obligations £m	Equity dividends £m	Cross currency swaps £m	Deferred tax £m	Other £m	Under IFRS £m
ASSETS										
Non current assets										
Goodwill	1,185	75	(1)	-	-	-	-	(7)	-	1,252
Other intangible assets	-	-	40	-	-	-	-	-	-	40
Property, plant and equipment	1,196	-	(38)	-	-	-	-	-	(1)	1,157
Investments in associates and joint ventures	28	-	-	-	-	-	-	-	1	29
Deferred tax assets	265	-	-	-	-	-	-	75	-	340
Other receivables	23	-	-	-	-	-	-	-	-	23
Other investments	30	-	-	-	-	-	-	-	(1)	29
Derivative financial instruments	-	-	-	-	-	-	90	-	-	90
	2,727	75	1	-	-	-	90	68	(1)	2,960
Current assets										
Inventories	353	-	-	-	-	-	-	-	(1)	352
Deferred tax assets	36	-	-	-	-	-	-	(36)	-	-
Trade and other receivables	412	-	-	-	-	-	-	-	1	413
Derivative financial instruments	-	-	-	-	-	-	11	-	-	11
Cash and cash equivalents	94	-	-	-	-	-	-	-	-	94
	895	-	-	-	-	-	11	(36)	-	870
Total assets	3,622	75	1	-	-	-	101	32	(1)	3,830
LIABILITIES										
Current liabilities										
Borrowings	(136)	-	-	-	-	-	-	-	-	(136)
Derivative financial instruments	-	-	-	-	-	-	-	-	(2)	(2)
Current tax	(4)	-	-	-	-	-	-	-	-	(4)
Trade and other payables	(664)	-	-	-	-	55	-	-	-	(609)
Provisions	(9)	-	-	-	-	-	-	-	-	(9)
	(813)	-	-	-	-	55	-	-	(2)	(760)
Non current liabilities										
Borrowings	(1,027)	-	-	-	-	-	(101)	-	1	(1,127)
Retirement benefit obligations	(755)	-	-	-	(19)	-	-	-	-	(774)
Deferred tax liabilities	(65)	-	-	-	-	-	-	(32)	-	(97)
Non current tax	(98)	-	-	-	-	-	-	-	-	(98)
Trade and other payables	(42)	-	-	-	-	-	-	-	-	(42)
Provisions	(36)	-	-	(2)	-	-	-	-	-	(38)
	(2,023)	-	-	(2)	(19)	-	(101)	(32)	1	(2,176)
Total liabilities	(2,836)	-	-	(2)	(19)	55	(101)	(32)	(1)	(2,936)
Net assets	786	75	1	(2)	(19)	55	-	-	(2)	894
EQUITY										
Share capital	443	-	-	-	-	-	-	-	-	443
Share premium account	741	-	-	-	-	-	-	-	-	741
Capital redemption reserve	279	-	-	-	-	-	-	-	-	279
Retained earnings	(677)	75	1	(2)	(19)	55	-	-	9	(558)
Other reserves	-	-	-	-	-	-	-	-	(11)	(11)
Shareholders' equity	786	75	1	(2)	(19)	55	-	-	(2)	894

8 RECONCILIATION OF CONSOLIDATED BALANCE SHEETS FROM UK GAAP TO IFRS continued

An explanation of the impact of the principal differences and resulting adjustments between UK GAAP and IFRS as they apply to Rexam's consolidated balance sheets at 1 January 2004, 30 June 2004 and 31 December 2004 is set out below.

(i) Goodwill amortisation
Under UK GAAP, goodwill was amortised over its useful economic life, not exceeding 20 years. Under IFRS, goodwill is not amortised but tested annually for impairment.

At 1 January 2004 and at 31 December 2004 under IFRS, all goodwill has been tested for impairment and no impairment was identified. At 30 June 2004 and at 31 December 2004 under IFRS, goodwill amortisation of £35m and £75m respectively expensed under UK GAAP has been reversed.

(ii) Intangible assets
Under UK GAAP, computer software costs attributable to major business systems implementations were capitalised as property, plant and equipment. Under IFRS, computer software costs attributable to major business systems implementations are capitalised as intangible assets. Under UK GAAP, intangible assets acquired as part of a business combination were subsumed within goodwill. Under IFRS, intangible assets acquired as part of a business combination are recognised separately when their fair values can be measured reliably. Under UK GAAP, all expenditure on development activities was written off. Under IFRS, expenditure on development activities that meet the criteria for capitalisation is recognised in intangible assets.

At 1 January 2004 under IFRS, computer software of £29m has been reclassified from property, plant and equipment to intangible assets, goodwill of £1m has been reclassified to intangible assets and intangible assets of £1m have been recognised as a result of development activities. At 30 June 2004 under IFRS, computer software of £30m has been reclassified from property, plant and equipment to intangible assets, goodwill of £1m has been reclassified to intangible assets and intangible assets of £1m have been recognised as a result of development activities. At 31 December 2004 under IFRS, computer software of £38m has been reclassified from property, plant and equipment to intangible assets, goodwill of £1m has been reclassified to intangible assets and intangible assets of £1m have been recognised as a result of development activities.

(iii) Share based payments
Under UK GAAP, a provision was recognised for cash settled options based on intrinsic value at the balance sheet date. Under IFRS, a provision is recognised for cash settled options based on the fair value of cash settled options at the balance sheet date calculated using appropriate pricing models.

At 1 January 2004 under IFRS, the provision for cash settled options increases by £1m. At 30 June 2004 and at 31 December 2004 under IFRS, the provision for cash settled options increases by £2m.

(iv) Retirement benefit obligations
Under UK GAAP, insured liabilities for lump sum death in service benefits were based on premiums payable. Under IFRS, insured liabilities for lump sum death in service benefits are recognised on the balance sheet to the extent that they relate to past service. Under UK GAAP, the fair value of pension plan assets was calculated using mid prices. Under IFRS, the fair value of pension plan assets is calculated using bid prices.

At 1 January 2004 and at 30 June 2004 under IFRS, retirement benefit obligations increase by £12m relating to death in service benefits, by £1m relating to the valuation of assets at bid prices and by £4m for other adjustments. At 31 December 2004 under IFRS, retirement benefit obligations increase by £14m relating to death in service benefits, by £2m relating to the valuation of assets at bid prices and by £3m for other adjustments.

(v) Equity dividends
Under UK GAAP, equity dividends were recognised in the period to which they related. Under IFRS, final equity dividends are recognised only when approved by the shareholders and interim dividends are recognised in the period they are paid.

At 1 January 2004 under IFRS, the final dividend proposed in respect of 2003 of £52m is not recognised. At 30 June 2004, under IFRS, the interim dividend proposed in respect of 2004 of £40m is not recognised. At 31 December 2004 under IFRS, the final dividend proposed in respect of 2004 of £55m is not recognised.

Notes to the interim consolidated financial statements

8 RECONCILIATION OF CONSOLIDATED BALANCE SHEETS FROM UK GAAP TO IFRS continued

(vi) Cross currency swaps
Under UK GAAP, borrowings hedged by cross currency swaps are recorded net of the spot value of the swaps and therefore effectively measured at the rates of exchange of the swap contracts. Under IFRS, the spot value of the cross currency swaps is presented separately. In order to be consistent with the presentation of derivative financial instruments in 2005 on adoption of IAS39, when the fair value of the cross currency swaps is recognised, the cross currency swaps are presented as derivative financial instruments.

At 1 January 2004 under IFRS, borrowings increase by £63m and a derivative financial instrument asset is recognised of £63m. At 30 June 2004 under IFRS, borrowings increase by £79m and a derivative financial instrument asset is recognised of £79m. At 31 December 2004 under IFRS, borrowings increase by £101m and a derivative financial instrument asset is recognised of £101m.

(vii) Deferred tax
Under UK GAAP, the subsequent recognition of deferred tax assets not originally recognised at the time of a business combination were recorded as a deferred tax asset and a tax credit in the income statement. Under IFRS, subsequent recognition also gives rise to a reduction in goodwill and a corresponding operating profit expense in the income statement. Under UK GAAP, deferred tax assets are classified as debtors and deferred tax liabilities are classified as provisions in the balance sheet (excluding retirement benefits). Under IFRS, deferred tax assets and deferred tax liabilities are presented separately as non current assets and non current liabilities on the balance sheet.

At 1 January 2004 under IFRS, deferred tax assets of £22m are reclassified from current assets to non current assets. The impact of retirement benefit obligation adjustments increases deferred tax assets by £5m and the impact of all other adjustments increases goodwill by £1m and net deferred tax assets by £1m. At 30 June 2004 under IFRS, due to the subsequent recognition of deferred tax assets not originally recognised at the time of a business combination, goodwill reduces by £5m. Deferred tax assets of £25m are reclassified from current assets to non current assets. The impact of retirement benefit obligation adjustments increases deferred tax assets by £4m and the impact of all other adjustments under IFRS increases goodwill by £2m and reduces net deferred tax assets by £1m. At 31 December 2004 under IFRS, due to the subsequent recognition of deferred tax assets not originally recognised at the time of a business combination, goodwill reduces by £9m. Deferred tax assets of £36m are reclassified from current assets to non current assets. The impact of retirement benefit obligation adjustments increases deferred tax assets by £5m. The impact of all other adjustments increases goodwill by £2m and increases net deferred tax assets by £2m.

(viii) Business combinations
Under UK GAAP, fair value adjustments to assets and liabilities were permitted up to the end of the year following the year of the business combination and recognised in the year when the adjustments were made. Under IFRS, fair value adjustments to assets and liabilities are permitted up to one year following the business combination and are recognised retrospectively in the financial statements.

At 1 January 2004 under IFRS, net assets reduce by £10m due to 2004 fair value adjustments on 2003 business combinations. At 30 June 2004 under IFRS, net assets increase by £5m due to 2004 fair value adjustments on 2003 business combinations. There was no IFRS impact in respect of business combinations at 31 December 2004.

(ix) Other
At 1 January 2004 under IFRS, other adjustments include an £8m increase in property, plant and equipment and in borrowings with respect to the reclassification of a lease and a £4m increase in trade and other payables due to the reclassification of certain employee benefits. At 30 June 2004 under IFRS, other adjustments include a £7m increase in property, plant and equipment and in borrowings with respect to the reclassification of a lease. In addition £25m of exchange losses were transferred to other reserves from retained earnings. At 31 December 2004 under IFRS, other adjustments include £11m of exchange losses transferred to other reserves from retained earnings.

Notes to the interim consolidated financial statements

9 RECONCILIATION OF CONSOLIDATED CASH FLOW STATEMENTS FROM UK GAAP TO IFRS

(a) Six months to 30 June 2004

		Impact of transition to IFRS								
	Under UK GAAP £m	Goodwill amortisation £m	Goodwill in reserves £m	Share based payments £m	Share of profits of associates £m	Functional currencies £m	Deferred tax £m	Business combin-ations £m	Other* £m	Under IFRS £m
Cash flows from operating activities										
Profit before tax	80	35	19	(1)	(1)	(1)	(5)	4	3	133
Adjustments for:										
Interest	32	-	-	-	(1)	1	-	-	1	33
Depreciation and amortisation	91	-	-	-	-	-	-	(4)	-	87
Goodwill amortisation	35	(35)	-	-	-	-	-	-	-	-
Impairment	8	-	(8)	-	-	-	-	-	-	-
Disposal of businesses	14	-	(11)	-	-	-	-	-	-	3
Movement in provisions	(7)	-	-	1	-	-	-	-	-	(6)
Equity settled share options	2	-	-	-	-	-	-	-	-	2
Changes in working capital	(96)	-	-	-	-	-	-	-	(4)	(100)
Share of post tax profits of associates	(4)	-	-	-	2	-	-	-	-	(2)
Subsequent recognition of deferred tax assets	-	-	-	-	-	-	5	-	-	5
Movement in retirement benefit obligations	(7)	-	-	-	-	-	-	-	-	(7)
Other	1	-	-	-	-	-	-	-	-	1
Cash generated from operations	149	-	-	-	-	-	-	-	-	149
Interest paid	(33)	-	-	-	-	-	-	-	-	(33)
Dividends paid to preference shareholders	(3)	-	-	-	-	-	-	-	-	(3)
Tax paid	(35)	-	-	-	-	-	-	-	-	(35)
Net cash flows from operating activities	78	-	-	-	-	-	-	-	-	78
Cash flows from investing activities										
Purchases of property, plant and equipment	(81)	-	-	-	-	-	-	-	-	(81)
Proceeds from sale of property plant and equipment	2	-	-	-	-	-	-	-	-	2
Acquisition of subsidiaries net of cash and cash equivalents acquired	(41)	-	-	-	-	-	-	-	-	(41)
Proceeds from sale of subsidiaries net of cash and cash equivalents disposed	12	-	-	-	-	-	-	-	-	12
Investment in joint venture	(1)	-	-	-	-	-	-	-	-	(1)
Sale of properties surplus to requirements	1	-	-	-	-	-	-	-	-	1
Interest received	5	-	-	-	-	-	-	-	-	5
Net cash flows from investing activities	(103)	-	-	-	-	-	-	-	-	(103)
Cash flows from financing activities										
Repayments of borrowings	83	-	-	-	-	-	-	-	-	83
Proceeds from issue of share capital	6	-	-	-	-	-	-	-	-	6
Dividends paid to equity shareholders	(52)	-	-	-	-	-	-	-	-	(52)
Net cash flows from financing activities	37	-	-	-	-	-	-	-	-	37
Net increase in cash and cash equivalents	12	-	-	-	-	-	-	-	-	12
Cash and cash equivalents at 1 January 2004	(17)	-	-	-	-	-	-	-	-	(17)
Exchange differences	(4)	-	-	-	-	-	-	-	-	(4)
Net increase in cash and cash equivalents	12	-	-	-	-	-	-	-	-	12
Cash and cash equivalents at 30 June 2004	(9)	-	-	-	-	-	-	-	-	(9)

* Includes a £4m change in working capital due to the reclassification of certain employee benefit costs.

Notes to the interim consolidated financial statements

9 RECONCILIATION OF CONSOLIDATED CASH FLOW STATEMENTS FROM UK GAAP TO IFRS *continued*

(b) Year to 31 December 2004

		Impact of transition to IFRS								
	Under UK GAAP £m	Goodwill amortisation £m	Goodwill in reserves £m	Share based payments £m	Share of profits of associates £m	Functional currencies £m	Deferred tax £m	Business combin-ations £m	Other* £m	Under IFRS £m
Cash flows from operating activities										
Profit before tax	195	75	19	(2)	(3)	3	(9)	(1)	1	278
Adjustments for:										
Interest	65	-	-	-	(1)	(3)	-	-	1	62
Depreciation and amortisation	178	-	-	-	-	-	-	1	(1)	178
Goodwill amortisation	75	(75)	-	-	-	-	-	-	-	-
Impairment	6	-	(8)	-	(1)	-	-	-	2	(1)
Disposal of businesses	14	-	(11)	-	-	-	-	-	-	3
Movement in provisions	(7)	-	-	1	-	-	-	-	-	(6)
Equity settled share options	6	-	-	1	-	-	-	-	-	7
Changes in working capital	(7)	-	-	-	-	-	-	-	(4)	(11)
Share of post tax profits of associates	(6)	-	-	-	5	-	-	-	-	(1)
Subsequent recognition of deferred tax assets	-	-	-	-	-	-	9	-	-	9
Movement in retirement benefit obligations	(1)	-	-	-	-	-	-	-	-	(1)
Other	1	-	-	-	-	-	-	-	-	1
Cash generated from operations	519	-	-	-	-	-	-	-	(1)	518
Interest paid	(69)	-	-	-	-	-	-	-	-	(69)
Dividends paid to preference shareholders	(5)	-	-	-	-	-	-	-	-	(5)
Tax paid	(54)	-	-	-	-	-	-	-	-	(54)
Net cash flows from operating activities	391	-	-	-	-	-	-	-	(1)	390
Cash flows from investing activities										
Purchases of property, plant and equipment	(183)	-	-	-	-	-	-	-	9	(174)
Proceeds from sale of property, plant and equipment	3	-	-	-	-	-	-	-	-	3
Acquisition of subsidiaries net of cash and cash equivalents acquired	(52)	-	-	-	-	-	-	-	-	(52)
Proceeds from sale of subsidiaries net of cash and cash equivalents disposed	10	-	-	-	-	-	-	-	-	10
Investment in joint venture	(3)	-	-	-	-	-	-	-	-	(3)
Sale of properties surplus to requirements	5	-	-	-	-	-	-	-	-	5
Interest received	10	-	-	-	-	-	-	-	-	10
Net cash flows from investing activities	(210)	-	-	-	-	-	-	-	9	(201)
Cash flows from financing activities										
Repayments of borrowings	(74)	-	-	-	-	-	-	-	(8)	(82)
Proceeds from issue of share capital	8	-	-	-	-	-	-	-	-	8
Dividends paid to equity shareholders	(92)	-	-	-	-	-	-	-	-	(92)
Net cash flows from financing activities	(158)	-	-	-	-	-	-	-	(8)	(166)
Net increase in cash and cash equivalents	23	-	-	-	-	-	-	-	-	23
Cash and cash equivalents at 1 January 2004	(17)	-	-	-	-	-	-	-	-	(17)
Exchange differences	(8)	-	-	-	-	-	-	-	-	(8)
Net increase in cash and cash equivalents	23	-	-	-	-	-	-	-	-	23
Cash and cash equivalents at 31 December 2004	(2)	-	-	-	-	-	-	-	-	(2)

* Includes a £9m reduction in purchase of property, plant and equipment and an £8m repayment of borrowings with respect to the reclassification of a lease and a £4m change in working capital due to the reclassification of certain employee benefit costs.

Notes to the interim consolidated financial statements

10 RECONCILIATION OF CHANGES IN CONSOLIDATED SHAREHOLDERS' EQUITY FROM UK GAAP TO IFRS

(a) Six months to 30 June 2004

		Impact of transition to IFRS									
	Under UK GAAP £m	Goodwill amortisation £m	Goodwill in reserves £m	Share based payments £m	Retirement benefit obligations £m	Equity dividends £m	Functional currencies £m	Deferred tax £m	Business combinations £m	Other* £m	Under IFRS £m
At 1 January 2004	804	-	-	(1)	(17)	52	-	7	1	(4)	842
Exchange differences	(25)	-	-	-	-	-	1	-	-	(1)	(25)
Actuarial gains on retirement benefit obligations	56	-	-	-	-	-	-	-	-	-	56
Tax on actuarial gains on retirement benefit obligations	(18)	-	-	-	-	-	-	-	-	-	(18)
Changes in market value of other investments	(1)	-	-	-	-	-	-	-	-	-	(1)
Net profit recognised directly in shareholders' equity	12	-	-	-	-	-	1	-	-	(1)	12
Profit attributable to equity shareholders	37	35	19	(1)	-	-	(1)	(7)	4	3	89
Share options	9	-	-	-	-	-	-	-	-	-	9
Equity dividends	(40)	-	-	-	-	(12)	-	-	-	-	(52)
Goodwill in reserves written off	19	-	(19)	-	-	-	-	-	-	-	-
At 30 June 2004	841	35	-	(2)	(17)	40	-	-	5	(2)	900

(b) Year to 31 December 2004

		Impact of transition to IFRS									
	Under UK GAAP £m	Goodwill amortisation £m	Goodwill in reserves £m	Share based payments £m	Retirement benefit obligations £m	Equity dividends £m	Functional currencies £m	Deferred tax £m	Business combinations £m	Other* £m	Under IFRS £m
At 1 January 2004	804	-	-	(1)	(17)	52	-	7	1	(4)	842
Exchange differences	(8)	-	-	-	-	-	(3)	-	-	-	(11)
Actuarial losses on retirement benefit obligations	(90)	-	-	-	(2)	-	-	-	-	-	(92)
Tax on actuarial losses on retirement benefit obligations	29	-	-	-	-	-	-	1	-	-	30
Changes in market value of other investments	1	-	-	-	-	-	-	-	-	-	1
Tax on share options	-	-	-	-	-	-	-	1	-	-	1
Net profit recognised directly in shareholders' equity	(68)	-	-	-	(2)	-	(3)	2	-	-	(71)
Profit attributable to equity shareholders	115	75	19	(2)	-	-	3	(9)	(1)	1	201
Share options	13	-	-	1	-	-	-	-	-	-	14
Equity dividends	(95)	-	-	-	-	3	-	-	-	-	(92)
Transfer on conversion of an associate to a subsidiary	(2)	-	-	-	-	-	-	-	-	2	-
Goodwill in reserves written off	19	-	(19)	-	-	-	-	-	-	-	-
At 31 December 2004	786	75	-	(2)	(19)	55	-	-	-	(1)	894

* Includes intangible assets.

Notes to the interim consolidated financial statements

11 RECONCILIATION OF BUSINESS SEGMENTS FROM UK GAAP TO IFRS

(a) Six months to 30 June 2004

	Under UK GAAP previously reported £m	Exclude associates £m	Central costs reallocation £m	Under UK GAAP adjusted* £m	Impact of transition to IFRS £m	Under IFRS £m
Sales						
Beverage Cans				1,022	-	1,022
Glass				234	-	234
Beverage Packaging	1,284	(28)	-	1,256	-	1,256
Beauty and Pharma				196	-	196
Plastic Containers				75	-	75
Plastic Packaging	271	-	-	271	-	271
Disposals and businesses for sale	12	(7)	-	5	-	5
Total Group	1,567	(35)	-	1,532	-	1,532
Underlying operating profit						
Beverage Cans				128	5	133
Glass				14	1	15
Beverage Packaging	146	(3)	(1)	142	6	148
Beauty and Pharma				27	-	27
Plastic Containers				9	-	9
Plastic Packaging	35	-	1	36	-	36
Disposals and businesses for sale	1	(1)	-	-	-	-
Total Group	182	(4)	-	178	6	184
Operating profit						
Beverage Cans				103	32	135
Glass				10	4	14
Beverage Packaging	117	(3)	(1)	113	36	149
Beauty and Pharma				13	12	25
Plastic Containers				9	-	9
Plastic Packaging	21	-	1	22	12	34
Disposals and businesses for sale	(11)	(1)	-	(12)	11	(1)
Discontinued operations	(2)	-	-	(2)	-	(2)
Total Group	125	(4)	-	121	59	180

* The UK GAAP numbers have been adjusted to exclude associates. In addition, the basis of allocation for central costs has been changed from net assets excluding goodwill to net assets including goodwill to reflect the basis on which management now assesses business performance including goodwill.

11 RECONCILIATION OF BUSINESS SEGMENTS FROM UK GAAP TO IFRS continued

(b) Year to 31 December 2004

	Under UK GAAP previously reported £m	Exclude associates £m	Central costs reallocation £m	Under UK GAAP adjusted* £m	Impact of transition to IFRS £m	Under IFRS £m
Sales						
Beverage Cans				2,069	-	2,069
Glass				480	-	480
Beverage Packaging	2,597	(48)	-	2,549	-	2,549
Beauty and Pharma				385	-	385
Plastic Containers				142	-	142
Plastic Packaging	527	-	-	527	-	527
Disposals and businesses for sale	21	(16)	-	5	-	5
Total Group	3,145	(64)	-	3,081	-	3,081
Underlying operating profit						
Beverage Cans				276	2	278
Glass				36	1	37
Beverage Packaging	318	(4)	(2)	312	3	315
Beauty and Pharma				57	1	58
Plastic Containers				16	-	16
Plastic Packaging	71	-	2	73	1	74
Disposals and businesses for sale	2	(2)	-	-	-	-
Total Group	391	(6)	-	385	4	389
Operating profit						
Beverage Cans				218	57	275
Glass				26	6	32
Beverage Packaging	250	(4)	(2)	244	63	307
Beauty and Pharma				36	17	53
Plastic Containers				14	-	14
Plastic Packaging	48	-	2	50	17	67
Disposals and businesses for sale	(10)	(2)	-	(12)	11	(1)
Discontinued operations	(2)	-	-	(2)	-	(2)
Total Group	286	(6)	-	280	91	371

* The UK GAAP numbers have been adjusted to exclude associates. In addition, the basis of allocation for central costs has been changed from net assets excluding goodwill to net assets including goodwill to reflect the basis on which management now assesses business performance including goodwill.

Notes to the interim consolidated financial statements

12 RECONCILIATION OF THE CONSOLIDATED BALANCE SHEET AT 1 JANUARY 2005 ON ADOPTION OF IAS32 AND IAS39

	Under IFRS at 31.12.04 £m	Impact of adoption of IAS32 and IAS39: Interest rate swaps £m	Cross currency swaps £m	Forward foreign exchange contracts £m	Forward aluminium commodity contracts £m	Embedded derivatives £m	Borrowings £m	Convertible preference shares £m	Cash offset £m	Deferred tax and other £m	Under IFRS at 1.1.05 £m
ASSETS											
Non current assets											
Goodwill	1,252	-	-	-	-	-	-	-	-	-	1,252
Other intangible assets	40	-	-	-	-	-	-	-	-	-	40
Property, plant and equipment	1,157	-	-	-	-	-	-	-	-	-	1,157
Investments in associates and joint ventures	29	-	-	-	-	-	-	-	-	-	29
Deferred tax assets	340	-	-	-	-	-	-	-	-	5	345
Other receivables	23	-	-	-	-	-	-	-	-	4	27
Available for sale financial assets	29	-	-	-	-	-	-	-	-	(1)	28
Derivative financial instruments	90	8	8	2	4	3	-	-	-	-	115
	2,960	8	8	2	4	3	-	-	-	8	2,993
Current assets											
Inventories	352	-	-	-	-	-	-	-	-	(3)	349
Trade and other receivables	413	(20)	(13)	-	-	-	-	-	-	(6)	374
Derivative financial instruments	11	17	14	4	30	-	-	-	-	-	76
Cash and cash equivalents	94	-	-	-	-	-	-	-	152	-	246
	870	(3)	1	4	30	-	-	-	152	(9)	1,045
Total assets	3,830	5	9	6	34	3	-	-	152	(1)	4,038
LIABILITIES											
Current liabilities											
Borrowings	(136)	-	-	-	-	-	(2)	-	(152)	-	(290)
Derivative financial instruments	(2)	(22)	-	(15)	-	(5)	-	-	-	-	(44)
Current tax	(4)	-	-	-	-	-	-	-	-	-	(4)
Trade and other payables	(609)	4	-	-	-	-	43	1	-	7	(554)
Provisions	(9)	-	-	-	-	-	-	-	-	-	(9)
	(760)	(18)	-	(15)	-	(5)	41	1	(152)	7	(901)
Non current liabilities											
Borrowings	(1,127)	-	-	-	-	-	(50)	(70)	-	-	(1,247)
Derivative financial instruments	-	-	-	(8)	-	(4)	-	-	-	-	(12)
Retirement benefit obligations	(774)	-	-	-	-	-	-	-	-	-	(774)
Deferred tax liabilities	(97)	-	-	-	-	-	-	-	-	(5)	(102)
Non current tax	(98)	-	-	-	-	-	-	-	-	-	(98)
Trade and other payables	(42)	-	-	-	-	-	2	-	-	-	(40)
Provisions	(38)	-	-	-	-	-	-	-	-	-	(38)
	(2,176)	-	-	(8)	-	(4)	(48)	(70)	-	(5)	(2,311)
Total liabilities	(2,936)	(18)	-	(23)	-	(9)	(7)	(69)	(152)	2	(3,212)
Net assets	894	(13)	9	(17)	34	(6)	(7)	(69)	-	1	826
EQUITY											
Share capital	443	-	-	-	-	-	-	(89)	-	-	354
Share premium account	741	-	-	-	-	-	-	-	-	-	741
Capital redemption reserve	279	-	-	-	-	-	-	-	-	-	279
Retained earnings	(558)	(13)	9	(1)	-	(6)	(7)	19	-	8	(549)
Fair value and other reserves	(11)	-	-	(16)	34	-	-	1	-	(7)	1
Shareholders' equity	894	(13)	9	(17)	34	(6)	(7)	(69)	-	1	826

Notes to the interim consolidated financial statements

12 RECONCILIATION OF THE CONSOLIDATED BALANCE SHEET AT 1 JANUARY 2005 ON ADOPTION OF IAS32 AND IAS39 continued

An explanation of the impact of the principal differences and adjustments resulting from the adoption of IAS32 and IAS39 as they apply to Rexam's balance sheet at 1 January 2005 is set out below.

(i) Interest rate swaps
Under UK GAAP, only accrued interest under interest rate swaps was recognised on the balance sheet. Under IAS39, the fair value of interest rate swaps is recognised.

Net assets reduce by £13m under IAS39, comprising a net derivative financial instrument asset of £3m representing the fair value of the interest rate swaps (including accrued interest), reduced by £16m of accrued interest previously recognised in trade and other receivables and payables.

(ii) Cross currency swaps
Under UK GAAP, cross currency swaps were recognised at the rates of exchange ruling at the balance sheet date together with accrued interest. Under IAS39, the fair value of cross currency swaps is recognised.

Net assets increase by £9m under IAS39, comprising an increase in derivative financial instrument assets of £22m representing the fair value less the spot value of the cross currency swaps (including accrued interest), reduced by £13m of accrued interest previously recognised in trade and other receivables.

(iii) Forward foreign exchange contracts
Under UK GAAP, forward foreign exchange contracts were generally only recognised on settlement. Under IAS39, the fair value of all forward foreign exchange contracts is recognised.

A net derivative financial instrument liability of £17m is recognised under IAS39.

(iv) Forward aluminium commodity contracts
Under UK GAAP, aluminium commodity contracts were only recognised on settlement. Under IAS39, the fair value of aluminium commodity contracts is recognised.

A derivative financial instrument asset of £34m is recognised under IAS39.

(v) Embedded derivatives
Under UK GAAP, embedded derivatives were not recognised. Under IAS39, the fair value of embedded derivatives not closely related to their host contracts is recognised.

A net embedded derivative financial instrument liability of £6m is recognised under IAS39.

(vi) Borrowings
Under UK GAAP, sterling medium term notes were recognised at initial proceeds received, comprising face values adjusted for issue fees, discounts and premia. Issue fees, discounts and premia were amortised over the life of the notes. Premia received and paid on interest rate swaps used to hedge the notes were also recognised. Under IAS39, the amortised cost of sterling medium term notes is adjusted by the fair value of the interest rate swaps used to hedge the notes. Under UK GAAP, interest accrued on borrowings was included in trade and other payables. Under IAS39, interest accrued on borrowings is included within borrowings.

Liabilities increase by £7m under IAS39, comprising a £9m increase in sterling medium term notes borrowings, reduced by a £2m liability in respect of premia no longer recognised. Borrowings increase and trade and other payables reduce by £43m with respect to interest accrued under IAS39.

(vii) Convertible preference shares
Under UK GAAP, convertible preference shares were recognised at nominal value in non equity shareholders' funds. Under IAS32, convertible preference shares are allocated between liability and equity components.

Liabilities increase by £69m under IAS32, comprising an increase in borrowings of £70m, reduced by £1m in respect of accrued dividends no longer required.

(viii) Cash offset
Under UK GAAP, cash and overdraft balances maintained in notional pooling cash management arrangements with banks were offset so that only the net amounts were shown in the consolidated balance sheet. Under IAS32, the requirements to show a net balance presentation also include the intention to settle those balances on a net basis.

Rexam uses notional pooling to reduce bank interest costs and to manage cash in subsidiary bank accounts, but without the intention to settle all such balances on a net basis. As a result, cash and cash equivalents and borrowings increase by £152m.

12 RECONCILIATION OF THE CONSOLIDATED BALANCE SHEET AT 1 JANUARY 2005 ON ADOPTION OF IAS32 AND IAS39 *continued*

(ix) Other information

On 7 April 2005, Rexam published on its website, "www.rexam.com", a document entitled "Financial Information on the Transition to International Financial Reporting Standards". Part of that document comprised the consolidated balance sheet at 1 January 2005 following adoption of IAS32 and IAS39. Since publication of that document certain presentational changes, which had no impact on shareholders' equity, have been made to the consolidated balance sheet at 1 January 2005 that are reflected in these interim consolidated financial statements. The principal change related to the cash offset explained above. All other changes are small and are included in the appropriate columns in the reconciliation on page 43.

Independent auditors' review report to Rexam PLC

Introduction

We have been instructed by the company to review the financial information for the six months to 30 June 2005 which comprises the consolidated income statement, the consolidated balance sheet, the consolidated cash flow statement, the consolidated statement of recognised income and expense, the consolidated statement of changes in equity, the principal accounting policies and the notes to the interim consolidated financial statements. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority.

As disclosed in the basis of preparation of the interim consolidated financial statements, the next annual financial statements of the group will be prepared in accordance with accounting standards adopted for use in the European Union. This interim report has been prepared in accordance with the basis of preparation and accounting policies stated in the interim report.

The accounting policies are consistent with those that the directors intend to use in the next annual financial statements. As explained in the basis of preparation, there is, however a possibility that the directors may determine that some changes are necessary when preparing the full annual financial statements for the first time in accordance with accounting standards adopted for use in the European Union. The IFRS standards and IFRIC interpretations that will be applicable and adopted for use in the European Union at 31 December 2005, are not known with certainty at the time of preparing this interim financial information.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the disclosed accounting policies have been applied. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for the company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months to 30 June 2005.

PricewaterhouseCoopers LLP
Chartered Accountants
London
25 August 2005

Notes:

a) The maintenance and integrity of the Rexam PLC website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the interim report since it was initially presented on the website.

b) Legislation in the United Kingdom governing the preparation and dissemination of financial information may differ from legislation in other jurisdictions.

ADDRESSES FOR CORRESPONDENCE

REGISTERED OFFICE

4 Millbank
London
SW1P 3XR
United Kingdom
Telephone +44 (0)20 7227 4100
Fax +44 (0)20 7227 4109
Registered in England and Wales number 191285

REGISTRAR

Lloyds TSB Registrars
The Causeway, Worthing
West Sussex BN99 6DA
United Kingdom
Telephone +44 (0)870 241 3931
Fax +44 (0)870 600 3980

A copy of the information provided to financial analysts is available on request from the Company Secretary, Rexam PLC, 4 Millbank, London, SW1P 3XR. The information is also available on our web site, www.rexam.com

Produced by Rexam Designed by ID Photography by Gunnar Nydrén and Stephen Hyde Printed in the UK by Viking Print

Rexam PLC
4 Millbank
London SW1P 3XR
United Kingdom

www.rexam.com